Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER
among
CALPINE CORPORATION,
VOLT PARENT, LP
and
VOLT MERGER SUB, INC.

Dated as of August 17, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 17th day of August, 2017, by and among Calpine Corporation, a Delaware corporation (the “Company”), Volt Parent, LP, a Delaware limited partnership (“Parent”), and Volt Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).
RECITALS
WHEREAS, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and (iv) resolved to recommend that the stockholders of the Company adopt this Agreement;
WHEREAS, the board of directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder and unanimously approved this Agreement, and the general partner of Parent and Parent, as the sole stockholder of Merger Sub, have approved and adopted, respectively, this Agreement and the transactions contemplated hereby, including the Merger;
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with, and to prescribe certain conditions to, the Merger, in each case, as set forth herein;
WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Energy Capital Partners III-A, LP, an Affiliate of Parent and Merger Sub (“Guarantor”), has entered into a Guaranty, dated as of the date hereof, in favor of the Company pursuant to which Guarantor has guaranteed certain obligations of Parent and Merger Sub arising under, or in connection with, this Agreement (the “Guaranty”); and
WHEREAS, as of the date hereof, Volt Energy Holdings, LP, a Delaware limited partnership (“Volt”), owns 17,500,000 Common Shares, which shares shall be retained by Volt and shall not be converted into the right to receive Merger Consideration.
NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1Definitions.
(a)Certain Terms. Whenever used in this Agreement (including in the Company Disclosure Letter and the Parent Disclosure Letter), the following terms shall have the respective meanings given to them below:
“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) does not contain any provision prohibiting the Company or any of the Company Subsidiaries from making any of the disclosures required to be made to Parent and its Representatives pursuant to Section 8.4 and (ii) contains provisions that are no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any standstill or similar provision.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first Person; provided that none of the Identified Sponsor Investors shall be considered Affiliates of Parent or any of its Subsidiaries.
“Air Emission Allowance” means any air emission allowance or air emission reduction credit required to comply with applicable Environmental Laws in relation to the operation of the Company’s or any Company Subsidiary’s facilities.
“Alternative Transaction Proposal” means any bona fide inquiry, proposal or offer from any Person (other than Parent or any of its Subsidiaries) relating to: (i) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company; (ii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock (including by merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction) of any Company Subsidiary, of assets or properties that constitute twenty percent (20%) or more of the assets of the Company and the Company Subsidiaries, taken as a whole, based on fair market value as determined in good faith by the Company Board, or twenty percent (20%) or more of the outstanding Common Shares; or (iii) any tender offer or exchange offer in which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding Common Shares.
“Applicable Law” means any applicable order, law, regulation, rule, ordinance, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity.

“beneficial owner” or “beneficial ownership,” with respect to any Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, are authorized or required by law to be closed for regular banking business.
“Canadian Securities Laws” means the Securities Act (Alberta) RSA 2000 c 5-4 and any other applicable Canadian provincial or territorial securities laws.
“Common Shares” means shares of common stock, par value $0.001 per share, of the Company.
“Company Benefit Plan” means each U.S. or non-U.S. employee or compensation benefit plan, program, policy, Contract or arrangement (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, incentive, deferred compensation, stock bonus, stock purchase, restricted stock, performance stock unit, stock option, other equity or equity-based and severance, employment, change in control, retention, termination plan, program, policy, Contract or arrangement) for the benefit of any current or former officer, employee, director or independent contractor of the Company or any of the Company Subsidiaries that is maintained, contributed to, or required to be contributed to, by the Company or any of the Company Subsidiaries or to which the Company or any of the Company Subsidiaries is a party.
“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement.
“Company Equity Plans” means the Calpine Corporation Amended and Restated 2008 Equity Incentive Plan, the Calpine Corporation 2017 Equity Incentive Plan, the Calpine Corporation 2008 Amended and Restated Director Incentive Plan and the Calpine Corporation 2017 Equity Compensation Plan for Non-Employee Directors.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) would or would reasonably be expected to (i) prevent, impair or materially delay consummation by the Company of the Merger or the other transactions contemplated hereby or (ii) otherwise materially adversely affect the ability of the Company to perform its obligations hereunder or (b) is or would reasonably be expected to be materially adverse to the businesses, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, except, in the case of clause (b), to the extent that such Effect results from (i) general economic, political or regulatory conditions or changes therein, (ii) financial, credit or stock market fluctuations or conditions, (iii) any changes in or events generally affecting the industries or markets in which the Company or any Company Subsidiaries operate, (iv) any changes in the rates that the Company or any Company Subsidiary may charge for electricity, energy, capacity and/or ancillary services or any other product or service subject to regulation by FERC, (v) any change or development in national, regional, state or local wholesale or retail markets or prices for electric power, capacity, emissions allowances, natural gas, fuel oil, coal, steel, concrete, water, steam or fuel or the transportation of any of the foregoing, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (vi) any change or development in national, regional, state or local electric generating, transmission or distribution systems or natural gas transmission or distribution systems, (vii) any change in customer usage patterns or customer selection of third-party suppliers for electricity, (viii) any change in U.S. GAAP or Applicable Law (or changes in interpretation or enforcement of U.S. GAAP or Applicable Law) after the date hereof, (ix) changes in the market price or trading volume of Common Shares, in and of itself, (x) any failure by the Company to meet any internal, analysts’ or other earnings estimates, budgets, plans, forecasts or projections of financial performance or results of operations or changes in credit ratings (provided that clauses (ix) and (x) shall not prevent a determination that any Effect underlying such changes or failure has resulted in a Company Material Adverse Effect, unless such Effect is otherwise excepted by this definition), (xi) natural disasters (other than with respect to (A) the Geysers Assets or (B) any other assets that, individually or in the aggregate, are material to the Company and the Company Subsidiaries, taken as a whole, in each of the cases of sub-clauses (A) and (B) of this sub-clause (xi), after taking into account recoveries received under the Company’s and the Company Subsidiaries’ insurance policies and the ability and timing to repair any such assets), (xii) any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack or any escalation or worsening thereof, (xiii) the negotiation, execution, announcement, pendency, performance or consummation of this Agreement and the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators, other than to the extent relating to a breach of Section 5.5 or Section 5.16(f), (xiv) (A) any action taken by Parent or any of its Affiliates or (B) the omission of an action that was required to be taken by Parent or any of its Affiliates, in each case of (A) and (B) of this clause (xiv), in breach of this Agreement, (xv) compliance by the Company with its obligations, agreements and covenants under Article VII and Article VIII of this Agreement or the taking of any specific action at the written direction or with the written consent of Parent or Merger Sub, (xvi) labor conditions in the industries or markets in which the Company or any of the Company Subsidiaries operate, (xvii) the identity of Guarantor, Parent or Merger Sub or Parent’s ability to obtain any required consents or approvals in connection with the transactions contemplated by this Agreement or (xviii) any of the matters specifically set forth or otherwise specifically described in the Company Disclosure Letter or the Company Reports, except, in the case of clauses (i), (ii), (iii), (v), (vi) and (xii) of this subsection (b), to the extent the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries and geographic markets in which the Company and the Company Subsidiaries operate.
“Company Real Property” means the real property owned, leased or operated by the Company or any of the Company Subsidiaries or in which the Company or any of the Company Subsidiaries possesses any use or occupancy rights.

“Company Subsidiary” means each Subsidiary of the Company.
“Constituent Documents” means, with respect to any entity, the certificate or articles of incorporation and by-laws of such entity or any similar organizational documents of such entity.
“Contract” shall mean any contract, lease, license, indenture, note, bond, agreement, arrangement, concession, franchise or other binding instrument.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.
“Debt Financing Sources” means the agents, arrangers, issuing banks, lenders and other entities party to the Debt Financing Commitments that have committed to provide, syndicate and/or arrange the Debt Financing.
“Debt Instruments” means (a) the Notes, as such term is defined in each of (i) the Indenture, dated as of October 31, 2013, among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee, related to the 6.000% Senior Secured Notes Due 2022, (ii) the Indenture, dated as of October 31, 2013, among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee, related to the 5.875% Senior Secured Notes Due 2024 and (iii) the Indenture, dated as of May 31, 2016, among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee, related to the 5.250% Senior Secured Notes Due 2026, in each case, as in effect on the date hereof and copies of which have been furnished to Parent prior to the date hereof, (b) (i) the 2023 Notes, as such term is defined in the First Supplemental Indenture, dated as of July 22, 2014, to the Indenture, dated as of July 8, 2014, by and between the Company and Wilmington Trust, National Association, as trustee, governing the 5.375% Senior Notes due 2023, (ii) the 2025 Notes, as such term is defined in the Second Supplemental Indenture, dated as of July 22, 2014, to the Indenture, dated as of July 8, 2014, by and between the Company and Wilmington Trust, National Association, as trustee, governing the 5.750% Senior Notes due 2025, and (iii) the 2024 Notes, as such term is defined in the Third Supplemental Indenture, dated as of February 3, 2015, to the Indenture, dated as of July 8, 2014, by and between the Company and Wilmington Trust, National Association, as trustee, governing the 5.500% Senior Notes due 2024 and (c) the Loans, as such term is defined in each of (i) the Credit Agreement, dated as of December 1, 2016, among the Company, as borrower, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and MUFG Union Bank, N.A., as collateral agent, (ii) the Credit Agreement, dated as of December 15, 2015 among the Company, as borrower, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and Goldman Sachs Credit Partners L.P., as collateral agent, as amended on December 21, 2016, (iii) the Credit Agreement, dated as of May 28, 2015, among the Company, as borrower, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Goldman Sachs Credit Partners L.P., as collateral agent, and Goldman Sachs Bank USA,

MUFG Union Bank, N.A., Barclays Bank PLC and Royal Bank of Canada, as co-documentation agents, as amended on December 21, 2016, (iv) the Credit Agreement, dated as of May 31, 2016, entered into among the Company, as borrower, the lenders party thereto, Citibank N.A., as administrative agent and MUFG Union Bank, N.A., as collateral agent, as amended on December 21, 2016, and (v) the Credit Agreement, dated February 3, 2017, among the Company, as borrower, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and MUFG Union Bank, N.A., as collateral agent, in each case, as in effect on the date hereof and copies of which have been made available to Parent prior to the date hereof.
“Derivative Products” means any swap, cap, floor, collar, futures Contract, forward Contract, option or any other derivative financial instrument or Contract, based on any commodity, security, instrument, rate or index of any kind or nature whatsoever, whether tangible or intangible.
“Effect” means an event, occurrence, fact, condition, change, development or effect.
“Encumbrance” means any mortgage, claim, security interest, encumbrance, lease, lien, charge or other similar restriction or limitation.
“Engagement Letter” means the executed debt engagement letter(s), dated as of the date hereof, between the Company and Barclays Bank PLC (including all exhibits, schedules, and annexes thereto), as may be amended or modified with Parent’s prior written consent.
“Environmental Law” means any Applicable Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life, or any other natural resource), the safety or health of human beings (as such relate to exposure to Hazardous Substances), or exposure to, or the possession, presence, storage, generation, manufacture, management, transportation, use, disposal, or Release of Hazardous Substances.
“Environmental Products” means emissions credits, renewable energy credits, green tags and other environmental products.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exempted Person” means any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) from whom the Company or any of its Representatives has received a written Alternative Transaction Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines in good faith, after consultation with its financial and legal advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal (such determination to be made no later than the No-Shop Period Start Date); provided that any such Person or group shall cease to be an

Exempted Person upon the earliest to occur of the following: (i) the ultimate equityholder(s) of such Person and the other Persons who were members of such “group,” if any, as of immediately prior to the No-Shop Period Start Date ceasing to constitute in the aggregate at least fifty percent (50%) of the equity financing (measured by each of voting power and value) of such Person or group at any time from and after the No-Shop Period Start Date, (ii) at any time prior to the Cut Off Time, if such Person’s Alternative Transaction Proposal is withdrawn, terminated or expires (it being understood that any amendment, modification or replacement of such Alternative Transaction Proposal shall not, in and of itself, be deemed a withdrawal of such Alternative Transaction Proposal), and (iii) the Cut Off Time.
“FERC” means the Federal Energy Regulatory Commission or any successor agency.
“FERC Approval” means the approval of FERC under Section 203 of the FPA.
“FPA” means the Federal Power Act.
“Geysers Assets” means the geothermal power plant assets of the Company and the Company Subsidiaries, including the steam extraction and gathering assets, located in Sonoma County and Lake County, California.
“Geysers Material Contracts” means each material Contract related to Company Real Property that relates to any of the Geysers Assets.
“Good Industry Practice” means any of the practices, methods, standards, procedures and acts that, at the time the decision was made, are, with respect to a generating facility, generally engaged in or approved by a significant portion of Persons who are independent power generators performing similar tasks or services with respect to the ownership and operation of similarly situated generating facilities of a similar size, using similar generation technologies and located in the United States, and which, in each case, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost in a manner consistent with Applicable Law, safety and good business practices. “Good Industry Practice” is not intended to be limited to the optimum practice, method, standard, procedures or act to the exclusion of all others, but rather includes a spectrum of acceptable practices, methods, standards, procedures or acts generally accepted in the region during the relevant period in light of the circumstances.
“Government Official” means any (i) official, officer, employee or other Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office or (iii) company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii).
“Governmental Entity” means any court or tribunal or administrative, governmental, quasi-governmental, arbitral or regulatory body, agency, commission, board, legislature, instrumentality, division, department, public body, self-regulatory body or other authority of any nation or government or any political subdivision thereof, whether foreign or domestic and whether national, supranational, tribal, state, provincial or local.
“Hazardous Substances” means (i) any material or substance that is defined, listed, classified or regulated under applicable Environmental Laws as a “pollutant,” “contaminant,” “hazardous material,” “hazardous substance,” “hazardous waste,” or “toxic substance,” or as “hazardous” or “toxic,” or (ii) any petroleum, petroleum product, polychlorinated biphenyls, friable asbestos and asbestos-containing materials, or radioactive materials.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Identified Sponsor Investor” means (a) any of the Persons listed in Section 1.1(a)(i) of the Parent Disclosure Letter, (b) any direct or indirect portfolio companies owned, managed or controlled by investment funds managed or advised by any such Persons or any of their Affiliates, and any investment fund controlled, managed or advised by any such Persons or any of its Affiliates, and (c) any Affiliates of the foregoing.
“Intellectual Property” means any of the following: (i) patents and patent applications; (ii) registered and unregistered trademarks, trade names, and service marks and applications for registration of the foregoing; (iii) registered and unregistered copyrights; (iv) Internet domain names; and (v) trade secrets.
“Intervening Event” means any material Effect that affects or would be reasonably likely to affect the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, and that (i) is not known (or, if known, the consequences of which were not reasonably foreseeable) by the Company Board as of the date hereof, (ii) is not (A) a change or development in national, regional, state or local wholesale or retail markets or prices for electric power, capacity, emissions allowances, natural gas, fuel oil, coal, steel, concrete, water, steam or fuel or the transportation of any of the foregoing, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (B) a change in the rates that the Company or any Company Subsidiary may charge for electricity, energy, capacity and/or ancillary services or any other product or service subject to regulation by FERC, or (C) a change in customer usage patterns or customer selection of third-party suppliers for electricity and (iii) does not relate to any Alternative Transaction Proposal.
“IRS” means the United States Internal Revenue Service.
“Knowledge of the Company” means the actual knowledge of the individuals listed in Section 1.1(a)(i) of the Company Disclosure Letter after reasonable inquiry of their respective direct reports.

“Knowledge of Parent” means the actual knowledge of the individuals listed in Section 1.1(a)(ii) of the Parent Disclosure Letter after reasonable inquiry of their respective direct reports.
“Losses” means any claims, liabilities, losses, fines, costs, royalties, proceedings, deficiencies or damages of any kind (whether absolute, accrued, contingent or otherwise), whether or not resulting from third-party claims, including reasonable out-of-pocket expenses and reasonable attorneys’ and accountants’ fees incurred in the investigation or defense of any of the same.
“Moody’s” means Moody’s Investors Services, Inc., or its successor.
“NYSE” means the New York Stock Exchange.
“Option” means each option to purchase Common Shares granted pursuant to a Company Equity Plan.
“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement.
“Parent Material Adverse Effect” means any Effect that would (i) prevent, impair or materially delay consummation by Parent or Merger Sub of the Merger or the other transactions contemplated hereby or (ii) otherwise materially adversely affect the ability of Parent or Merger Sub to perform their respective obligations hereunder.
“Performance Stock Unit” means a performance restricted stock unit issued by the Company pursuant to a Company Equity Plan that vests on the basis of time and the achievement of performance targets, pursuant to which the holder has a right to receive Common Shares or cash after the vesting or lapse of restrictions applicable to such performance restricted stock unit.
“Permits” means registrations, applications, licenses, exemptions, permits, certifications, approvals, consents, waivers, and other authorizations issued or granted by a Governmental Entity.
“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments not yet due and payable or delinquent and Encumbrances for Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP in the Company’s financial statements (or notes thereto), (ii) Encumbrances securing indebtedness or liabilities that are reflected in the Company Reports or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Encumbrances on equity that are permitted under the Debt Instruments, (iii) inchoate construction, mechanics’, materialmen’s, workmen’s, repairmen’s, employees’, warehousemen’s, carriers’ and other similar Encumbrances arising in the ordinary course of business for amounts that are not delinquent or are being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP in the Company’s financial statements (or notes thereto), (iv) zoning restrictions, building codes, environmental activity or use restrictions and other land use regulations, survey exceptions, utility easements, rights of way and similar Encumbrances that are imposed by any Governmental Entity having jurisdiction thereon, (v) interests of any lessor, lessee, licensor, licensee, grantor or grantee in any real properties and interests in real properties leased or used by the Company or any Company Subsidiary and any Encumbrances on such interests, (vi) interests of any licensor in any Intellectual Property, (vii) such imperfections of title, easements, or other Encumbrances (including servitudes, conservation easements, licenses, rights-of-way, road use agreements and public trust agreements) of record to which the Company Real Property is subject that would be disclosed on current title reports or accurate surveys, and any other Encumbrances of public record, (viii) transfer restrictions of general applicability on any securities of the Company imposed by Applicable Law, (ix) purchase money liens and other Encumbrances securing rental payments under capital lease arrangements or sale/leasebacks, in each case, incurred in the ordinary course of business, (x) interests of any joint owner or tenant in common owner with the Company or any Company Subsidiary, (xi) Encumbrances, deposits or pledges to secure statutory obligations or performance of bids, tenders or leases or for similar purposes, (xii) Encumbrances disclosed in Section 1.1(a)(ii) of the Company Disclosure Letter, and (xiii) any other Encumbrances or imperfections in title which, individually or in the aggregate, would not reasonably be expected to materially impair or interfere with the use of the property encumbered thereby as currently used or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; provided, however, that the matters described in clauses (iv), (v), (vii) and (x) above shall only constitute “Permitted Encumbrances” to the extent that they would not, individually or in the aggregate, materially impair or interfere with the use of the property encumbered thereby by the Company or any Company Subsidiary in the conduct of its business as now conducted.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company.
“PUHCA” means the Public Utility Holding Company Act of 2005, enacted as part of the Energy Policy Act of 2005, Pub. L. No. 109-58, as codified at § 1261 et seq.
“Rating Agencies” means (i) each of Moody’s and S&P and (ii) if any of Moody’s or S&P ceases to rate any of the Debt Instruments or fails to make a rating of the Debt Instruments publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Moody’s or S&P, or both of them, as the case may be.
“Rating Event” means the rating on any of the Debt Instruments is lowered by both of the Rating Agencies on any day within the 60-day period after the date of the Company’s initial public announcement of the entry into this Agreement (which 60-day period will be extended so long as the rating of the Debt Instruments is under publicly announced consideration for a possible downgrade by one or both of the Rating Agencies during such 60-day period), but only to the extent the Company would, if the Closing were to occur, be required to make an offer to prepay or repurchase, as applicable, under any of the Debt Instruments in connection with such lowered ratings.
“Release” means any pumping, pouring, placing, emptying, depositing, injecting, migrating from, escaping, leaching, dumping, spilling, leaking, disposing, discharging or emitting into the environment.
“Restricted Share” means a Common Share subject to vesting or other lapse restrictions granted under a Company Equity Plan.
“Restricted Stock Unit” means a restricted stock unit issued by the Company pursuant to a Company Equity Plan that vests solely on the basis of time, pursuant to which the holder has a right to receive Common Shares or cash after the vesting or lapse of restrictions applicable to such restricted stock unit.
“Revolver Amendment” means the amendment of the Revolving Credit Agreement to, among other things, (a) provide for an exception to the application of the “Change of Control” definition as it would otherwise apply to the consummation of the transactions contemplated by this Agreement, and (b) reduce the aggregate commitments thereunder to One Billion One Hundred Million Dollars ($1,100,000,000).
“Revolving Credit Agreement” means that certain Credit Agreement, dated as of December 10, 2010, among the Company, the lenders party thereto from time to time (the “Revolving Lenders”), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and MUFG Union Bank, N.A., as collateral agent, as amended, amended and restated, supplemented or otherwise modified prior to the date of this Agreement.
“S&P” means Standard & Poor’s Ratings Services, or its successor.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Subsidiary” of any Person means another Person, in which such first Person (i) owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting securities, equity securities, profits interest or capital interest or (ii) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body; provided that none of Greenfield Energy Centre LP and Whitby Cogeneration Limited Partnership shall be considered Subsidiaries of the Company for purposes of Article VII and Article VIII to the extent the Company or a Company Subsidiary cannot exercise any control rights over such entity.
“Superior Proposal” means a written Alternative Transaction Proposal which the Company Board determines in good faith, after consultation with its legal counsel and with its financial advisors, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including the availability of committed financing), regulatory, timing and other aspects (including certainty of closing) of such Alternative Transaction Proposal and the Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) making the proposal and (ii) would result in a transaction that, if consummated, would be more favorable, from a financial perspective, to the holders of Common Shares than the Merger; provided, however¸ that, for purposes of this definition of “Superior Proposal,” the term “Alternative Transaction Proposal” shall have the meaning assigned to such term herein, except that the references to “twenty percent (20%)” in such definition shall be deemed to be references to “fifty percent (50%).”
“Taxes” means any and all federal, state, local, foreign, provincial, territorial or other taxes, or any levies, assessments and other governmental charges in the nature of a tax, whether imposed directly or through withholding by any Taxing Authority (together with any and all interest, penalties, additions to tax and additional amounts applicable with respect thereto), including income, franchise, premium, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, ad valorem and value added taxes.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity responsible for the administration and collection of such Tax.
“U.S. GAAP” means United States generally accepted accounting principles.
“Willful Breach” means a material breach that is caused by an action or omission undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.
(b)Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Sections, Exhibits and Schedules shall be deemed references to Sections of, Exhibits to and Schedules delivered with this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “Dollars” or “$” shall be deemed references to the lawful money of the United States of America. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Any reference to a number of days shall refer to calendar days unless Business Days are specified. Any reference to “ordinary course of business” or any similar concept refers to the ordinary course of business of the Company and the Company Subsidiaries, consistent with past practices. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require. References to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under said statutes), in each case, as of such date. When used in reference to the Company or the Company Subsidiaries, the term “material” shall be measured against the Company and the Company Subsidiaries, taken as a whole. References to “made available” shall mean that such documents or information referenced shall have been (i) provided in hard copy format, via e-mail for review by Parent and/or Parent’s outside counsel or uploaded to the Electronic Data Room, in each case, prior to the date that is one (1) Business Day prior to the date hereof or (ii) provided in any Company Report filed or furnished (and publicly available) prior to the date that is one (1) Business Day prior to the date hereof, or incorporated by reference into any such document. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The disclosure of any fact, information or item in any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall, should the existence of such fact, information or item be relevant to any other Section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, be deemed to be disclosed with respect to such other Section so long as the relevance of such disclosure to such other Section is reasonably apparent from the nature of such disclosure. The Company Disclosure Letter or Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article V or Article VI or to one or more covenants contained in Article VII. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or deemed to affect the interpretation of such term for purposes of this Agreement. Nothing in the Company Disclosure Letter or the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company, Parent or Merger Sub, as applicable, made herein.
(c)Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section

Adverse Recommendation Change	Section 8.4(c)
Agreement	Preamble

Alternative Financing	Section 8.11
Alternative Transaction Agreement	Section 8.4(c)
Anti-Takeover Laws	Section 8.10
Book-Entry Shares	Section 4.1(b)(i)
Bridge Financing	Section 6.7
Bridge Financing Commitments	Section 6.7
By-Laws	Section 3.2
Certificate	Section 4.1(b)(i)
Certificated Share	Section 4.1(b)(i)
Certificate of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 4.2(e)
Company	Preamble
Company Board	Recitals
Company Contract	Section 5.15(a)
Company Employee	Section 8.7(a)
Company IP	Section 5.18(a)
Company Related Parties	Section 10.3(c)
Company Reports	Section 5.7(b)
Company Stockholder Approval	Section 5.4(a)
Company Stockholders’ Meeting	Section 8.3
Company Termination Fee	Section 10.3(a)
Company Trading Guidelines	Section 5.20
Confidentiality Agreement	Section 8.1
Cut Off Time	Section 8.4(b)
Debt Financing	Section 6.7
Debt Financing Commitments	Section 6.7
Delaware Courts	Section 11.5(b)
DFS Provisions	Section 11.8
DGCL	Recitals
Dissenting Shares	Section 4.1(a)
Effective Time	Section 2.3
Electronic Data Room	Section 5.25
Equity Financing	Section 6.7
Equity Financing Commitments	Section 6.7
Excluded Shares	Section 4.1(a)
Expenses	Section 11.6
FCPA	Section 5.6(b)
Financing	Section 6.7
Financing Commitments	Section 6.7
Governmental Requirements	Section 5.5(a)
Guarantor	Recitals
Guaranty	Recitals
Indemnification Claim	Section 8.8(a)

Indemnified Parties	Section 8.8(a)
LPA	Section 6.7
Merger	Recitals
Merger Consideration	Section 4.1(a)
Merger Fund	Section 4.2(a)(i)
Merger Sub	Preamble
New Plans	Section 8.7(b)
No-Shop Period Start Date	Section 8.4(a)
Old Plans	Section 8.7(b)
Other Anticorruption Laws	Section 5.6(b)
Outside Date	Section 10.1(b)
Parent	Preamble
Parent Related Parties	Section 10.3(c)
Parent Termination Fee	Section 10.3(b)
Paying Agent	Section 4.2(a)(i)
Proxy Statement	Section 8.2(a)
Recommendation	Section 8.3
Representatives	Section 8.1
Restraints	Section 9.1(b)
Revolver Financing	Section 6.7
Revolver Financing Commitments	Section 6.7
Revolving Lenders	Section 1.1
Risk Management Policy	Section 5.20
Sarbanes-Oxley Act	Section 5.7(b)
Section 16	Section 8.14
Solvent	Section 6.12
Surviving Charter	Section 3.1
Surviving Corporation	Section 2.1
Tax Return	Section 5.12(a)
Uncertificated Share	Section 4.1(b)(i)
Volt	Recitals
Voting Company Debt	Section 5.3(b)

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

Section 2.1The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company with all its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 2.2     Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020, at 10:00 a.m. (New York City time) on the later of (i) the eleventh (11th) Business Day after the date on which all of the conditions set forth in Article IX have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) in accordance with this Agreement; provided that, in the case of this clause (i) only, if the Closing does not occur on or prior to the second (2nd) Business Day after the date on which all of the conditions set forth in Article IX have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), then no Party shall use the subsequent failure of any such condition (other than the condition set forth in Section 9.3(b) to the extent relating to a breach of Section 7.1(b) or Section 7.1(g)) to be satisfied after such second (2nd) Business Day as a basis to refuse to consummate the Closing or to terminate this Agreement and (ii) the seventy-fifth (75th) day after the date of this Agreement, or (b) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”).
Section 2.3     Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required certificates, filings and recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and specified in such Certificate of Merger (such time, the “Effective Time”).

ARTICLE III

THE SURVIVING CORPORATION

Section 3.1Certificate of Incorporation. The certificate of incorporation of the Company shall be amended and restated in its entirety at the Effective Time to be in the form of Exhibit A, and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”) until, subject to Section 8.8, thereafter amended as provided therein or by Applicable Law.
Section 3.2    By-Laws. The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by Applicable Law (the “By-Laws”).
Section 3.3    Directors and Officers. Subject to Applicable Law, from and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the By-Laws.
ARTICLE IV
EFFECT OF THE MERGER ON STOCK;
EXCHANGE OF CERTIFICATES
Section 4.1Effect on Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company or Merger Sub:
(a)Merger Consideration. Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares held directly by Parent or Merger Sub or held by the Company as treasury stock (“Excluded Shares”), (ii) Common Shares that are Restricted Shares (which shall be treated in accordance with Section 4.3(b)), (iii) Common Shares held by any Subsidiary of either the Company or Parent (other than Merger Sub), (iv) Common Shares with respect to which the holder thereof shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (“Dissenting Shares”) and (v) Common Shares owned by Volt) shall be converted into the right to receive, in accordance with this Article IV, $15.25 in cash, without interest (the per share cash consideration to be paid to the holders of such Common Shares in accordance with this Article IV, the “Merger Consideration”).
(b)Cancellation of Common Shares.
(i)Each Common Share converted into the right to receive Merger Consideration pursuant to Section 4.1(a) shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and (A) each certificate (each, a “Certificate”) that immediately prior to the Effective Time represented any Common Shares (each, a “Certificated Share”), (B) each uncertificated Common Share registered to a holder in the Company’s electronic direct registration system immediately prior to the Effective Time (each, an “Uncertificated Share”) and (C) each book-entry account that immediately prior to the Effective Time represented any uncertificated Common Shares held of record by The Depository Trust Company (“Book-Entry Shares”), other than Certificated Shares, Uncertificated Shares or Book-Entry Shares, in each case, representing Excluded Shares, Common Shares that are Restricted Shares (which shall be treated in accordance with Section 4.3(b)), Dissenting Shares or Common Shares described in Section 4.1(b)(iii) or Section 4.1(b)(iv) below, shall thereafter represent only the right to receive the Merger Consideration upon the holder thereof satisfying the procedures set forth in this Article IV, including the surrender of any Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(d)) relating to any such Certificated Shares or transfer of any such Uncertificated Shares or any such Book-Entry Shares in accordance with this Article IV. Any Merger Consideration paid upon the surrender of any Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(d)) or the transfer of any Uncertificated Share or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificated Share, Uncertificated Share or Book-Entry Share.
(ii)Each Excluded Share issued and outstanding immediately prior to the Effective Time, by virtue of the Merger, shall no longer be outstanding and shall automatically be canceled and retired without payment of any consideration in exchange therefor or in respect thereof and shall cease to exist.
(iii)Each Common Share held by any Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Effective Time shall, without payment of any consideration in exchange therefor or in respect thereof, be retained by such Subsidiary of the Company or Parent and recapitalized into such number of shares of capital stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.
(iv)Each Common Share held by Volt immediately prior to the Effective Time shall, without payment of any consideration in exchange therefor or in respect thereof, be retained by Volt and recapitalized into such number of shares of capital stock of the Surviving Corporation such that Volt owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as Volt owned in the Company immediately prior to the Effective Time.
(c)Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) newly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 4.2    Exchange of Common Shares for Merger Consideration.
(a)Paying Agent and Procedures.
(i)Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company as paying agent (the “Paying Agent”) and the parties shall enter into a written agreement with the Paying Agent in form and substance reasonably acceptable to Parent and the Company relating to the services to be performed by the Paying Agent to act as agent for the holders of Common Shares in connection with the Merger. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, separate and apart from the Paying Agent’s other funds, for the benefit of holders of Certificated Shares, Uncertificated Shares and Book-Entry Shares (other than to the extent of any income on such account, which shall be paid in accordance with clause (ii) below), cash in an amount equal to the aggregate Merger Consideration which such holders are entitled to receive pursuant to this Article IV (such cash, the “Merger Fund”). Parent shall cause the Merger Fund to be (x) held for the benefit of the holders of Certificated Shares, Uncertificated Shares and Book-Entry Shares and (y) applied promptly to making the payments pursuant to Section 4.1(a). The Merger Fund shall not be used for any purpose other than to fund payments pursuant to Section 4.1(a). Parent shall be responsible for all fees and expenses of the Paying Agent.
(ii)The Merger Fund shall be invested by the Paying Agent in (A) direct obligations of the United States of America, (B) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (C) commercial paper obligations receiving the highest rating from either Moody’s or S&P or a combination thereof, as directed by and for the benefit of the Surviving Corporation; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Common Shares following completion of the Merger pursuant to this Article IV or otherwise relieve Parent or the Paying Agent from making the payments required by this Article IV, and Parent shall take all actions necessary to ensure that the Merger Fund includes at all times cash sufficient to satisfy Parent’s obligation under this Article IV. Any and all interest and other income earned on the Merger Fund will be payable to Parent or the Surviving Corporation, at Parent’s election.
(iii)As promptly as practicable after the Effective Time, but in no event more than three (3) Business Days following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Common Shares immediately prior to the Effective Time (other than holders of Uncertificated Shares, Excluded Shares, Common Shares that are Restricted Shares (which shall be treated in accordance with Section 4.3(b)), Dissenting Shares and Common Shares described in Section 4.1(b)(iii) or Section 4.1(b)(iv)) (A) a letter of transmittal (which shall be in customary form, shall be approved by the Company and Parent, and shall specify that delivery shall be effected, and risk of loss and title to the Certificated Shares and Certificates, as applicable, shall pass, only upon proper receipt of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(d))) or transfer of the Book-Entry Shares, as the case may be, by the Paying Agent, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(d)) or transfer of Book-Entry Shares (including customary provisions with respect to delivery of an “agent’s message” (or such other evidence, if any, of transfer as Parent or Paying Agent may reasonably request) with respect to Book-Entry Shares) in exchange for the Merger Consideration.
(iv)Upon (x) physical surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(d)) to the Paying Agent, together with a duly completed and validly executed letter of transmittal and other required documents, or (y) receipt of an “agent’s message” by the Paying Agent to effect the transfer and cancellation of the Book-Entry Shares (or such other evidence, if any, of transfer as Parent or Paying Agent may reasonably request), in each case in accordance with the terms of the letter of transmittal and instructions thereto, the holder of the Certificated Shares relating to such Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(d)) or such Book-Entry Shares shall be entitled to receive, and the Surviving Corporation shall direct the Paying Agent to pay, in exchange therefor, cash in an amount equal to the aggregate Merger Consideration which such holder has the right to receive in respect of such Certificated Shares or Book-Entry Shares, either by wire transfer of immediately available funds or in the form of a check to be mailed, as provided in the instructions delivered by or on behalf of the holder of such Certificated Shares or Book-Entry Shares, within three (3) Business Days of receipt by the Paying Agent of (A) such Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(d)), together with such duly completed and validly executed letter of transmittal and such other required documents, or (B) receipt of such “agent’s message” by the Paying Agent to effect the transfer and cancellation of such Book-Entry Shares (or such other evidence, if any, of transfer as Parent or the Paying Agent may reasonably request), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. No interest will be paid or accrue on any amount payable upon the surrender of any Certificates (or affidavit of loss in lieu thereof as provided in Section 4.2(d)) or the transfer of any Book-Entry Shares.
(v)As promptly as practicable after the Effective Time, but in no event more than three (3) Business Days following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of Uncertificated Shares (other than holders of Excluded Shares and Dissenting Shares) (i) materials advising such holder of the occurrence of the Effective Time and the conversion of his, her or its Common Shares into the right to receive the Merger Consideration and (ii) instructions for use in effecting the surrender of the Uncertificated Shares (which shall include evidence as Parent or the Paying Agent may reasonably request of such surrender). Upon receipt of documentation regarding the surrender of such Uncertificated Shares by the Paying Agent to effect the transfer and cancellation of the Uncertificated Shares (or such other evidence, if any, of transfer as Parent or Paying Agent may reasonably request), in each case in accordance with the terms of the instructions thereto, the holder of the Uncertificated Shares shall be entitled to receive, and the Surviving Corporation shall direct the Paying Agent to pay, in exchange therefor, cash in an amount equal to the aggregate Merger Consideration which such holder has the right to receive in respect of such Uncertificated Shares, either by wire transfer of immediately available funds or in the form of a check to be mailed, as provided in the instructions delivered by or on behalf of the holder of such Uncertificated

Shares, within three (3) Business Days of receipt by the Paying Agent of such documentation and, if applicable, such other evidence and the Uncertificated Shares so surrendered shall forthwith be canceled. No interest will be paid or accrue on any amount payable upon the transfer of any Uncertificated Shares.
(vi)In the event of a transfer of ownership of Certificated Shares that is not registered in the transfer records of the Company, upon due surrender of the Certificate(s) relating to such Common Shares, payment of the Merger Consideration in respect of the applicable Common Shares may be made to a Person other than the Person in whose name the Certificate(s) so surrendered is or are registered if such Certificate(s) formerly representing such Common Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer, and shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.
(b)Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Common Shares outstanding immediately prior to the Effective Time thereafter on the records of the Company. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be marked canceled and exchanged as provided in this Article IV.
(c)Termination of Merger Fund. Any portion of the Merger Fund that remains unclaimed by the former holders of Common Shares immediately prior to the Effective Time and other eligible Persons in accordance with this Article IV following one (1) year after the Effective Time may, upon written request by the Surviving Corporation to the Paying Agent, be delivered to the Surviving Corporation, and any such holder or eligible Person who has not previously complied with this Article IV shall thereafter look only to the Surviving Corporation, and the Surviving Corporation shall remain liable, for payment of any such holder’s or eligible Person’s claim for the Merger Consideration, without interest thereon, upon surrender of Common Shares to the Surviving Corporation.
(d)Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the delivery to the Paying Agent (together with any other documents required pursuant to Section 4.2(a)) of an affidavit in form and substance reasonably satisfactory to Parent or the Paying Agent of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Paying Agent, the posting by such Person of a bond in customary and reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Merger Fund and subject to Section 2.2, the Surviving Corporation) will issue the Merger Consideration to be paid in respect of the Certificated Shares formerly represented by such lost, stolen or destroyed Certificate in accordance with this Article IV. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant Common Shares for purposes of this Article IV.

(e)Withholding Taxes. Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration or other amounts otherwise payable pursuant to this Agreement to any former holder of Common Shares, Options, Restricted Shares, Restricted Stock Units or Performance Stock Units such amounts as Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent and then remitted to the relevant Taxing Authority on behalf of the former holder of Common Shares, Options, Restricted Shares, Restricted Stock Units or Performance Stock Units, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Common Shares, Options, Restricted Shares, Restricted Stock Units or Performance Stock Units in respect of which such deduction, withholding and remittance to the relevant Taxing Authority was made by Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent, as the case may be. Parent, Merger Sub, the Surviving Corporation, its Subsidiaries and the Paying Agent shall, to the extent reasonably requested, use their commercially reasonable efforts to cooperate with each other and with the former holders of Common Shares, Options, Restricted Shares, Restricted Stock Units or Performance Stock Units in the collection, preparation and filing of any forms or other documentation relating to any claim of exemption or relief from any requirement to withhold so as to eliminate or minimize to the greatest extent possible any such requirement.
(f)No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Merger Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 4.3     Treatment of Options, Restricted Shares, Restricted Stock Units and Performance Stock Units.
(a)    Options. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Common Shares or Options, each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be fully vested, shall be canceled and shall, in exchange therefor, be converted into the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 4.2(e) with respect to such payment) determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option by (ii) the number of Common Shares subject to such Option. From and after the Effective Time, any such canceled Option shall no longer be exercisable by the former holder thereof, but shall entitle such holder only to the payment of the amount set forth in this Section 4.3(a).

(b)Restricted Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Common Shares or Restricted Shares, each Restricted Share outstanding immediately prior to the Effective Time (whether vested or unvested) shall be fully vested, shall be canceled and retired, shall cease to exist and shall, in exchange therefor, be converted into the right to receive, in respect of each underlying Common Share, an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 4.2(e) with respect to such payment) equal to the Merger Consideration. From and after the Effective Time, any such canceled and retired Restricted Shares shall entitle such holder only to the payment of the amount set forth in this Section 4.3(b).
(c)Restricted Stock Units. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Common Shares or Restricted Stock Units, each Restricted Stock Unit outstanding immediately prior to the Effective Time (whether vested or unvested) shall be fully vested, shall be canceled and shall, in exchange therefor, be converted into the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 4.2(e) with respect to such payment) determined by multiplying (i) the Merger Consideration by (ii) the number of Common Shares subject to such Restricted Stock Unit immediately prior to the Effective Time. From and after the Effective Time, any such canceled Restricted Stock Units shall entitle such holder only to the payment of the amount set forth in this Section 4.3(c).
(d)Performance Stock Units. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Common Shares or Performance Stock Units, each Performance Stock Unit outstanding immediately prior to the Effective Time (whether vested or unvested) shall be fully vested, shall be canceled and shall, in exchange therefor, be converted into the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 4.2(e) with respect to such payment) determined by multiplying (i) the Merger Consideration by (ii) the number of Common Shares subject to such Performance Stock Unit determined by assuming that performance for the full or cumulative performance period is the higher of the target and actual performance (as determined by the Company based upon performance up until the Closing). From and after the Effective Time, any such canceled Performance Stock Unit shall entitle such holder only to the payment of the amount set forth in this Section 4.3(d).
(e)Unless a later time for payment is expressly provided in this Section 4.3 or is otherwise agreed between Parent and an individual holder, the Surviving Corporation shall pay the holders of Options, Restricted Shares, Restricted Stock Units and Performance Stock Units the cash payments described in this Section 4.3, together with any dividend or dividend equivalent rights accrued under any Restricted Shares, Restricted Stock Units and Performance Stock Units, shall be paid by the Surviving Corporation at the Effective Time.

(f)All payments in respect of Options, Restricted Shares, Restricted Stock Units or Performance Stock Units and any dividends or dividend equivalent rights on such awards shall be subject to all applicable withholding in accordance with Section 4.2(e).
(g)Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions the Company Board deems necessary and appropriate to effect the provisions of this Section 4.3.
Section 4.4    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather, the holders of Dissenting Shares shall be entitled only to payment of the appraisal value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL less any applicable Taxes required to be withheld in accordance with Section 4.2(e) with respect to such payment (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the appraisal value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided that, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares in accordance with Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right (upon the satisfaction of the procedures set forth in this Article IV with respect to such Dissenting Shares) to receive the Merger Consideration (without interest thereon) as provided in Section 4.1(a).
Section 4.5    Adjustments to Prevent Dilution. In the event that, at any time during the period from the date hereof to the Effective Time, the Company, notwithstanding Section 7.1(b), Section 7.1(c), Section 7.1(e) and Section 7.1(g), changes the number of Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reorganization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Common Shares, then the Merger Consideration shall be appropriately adjusted to reflect such change.
Section 4.6    Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving

Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as otherwise disclosed (a) to Parent in the Company Disclosure Letter or (b) in any Company Report (including all amendments thereto filed prior to the date hereof) filed with, or furnished to (and publicly available), the SEC by the Company, or incorporated by reference into any such document (excluding any disclosure under the headings “Risk Factors,” “Forward-Looking Information” or any disclosures that are forward-looking, predictive or cautionary in nature (provided, however, that this clause (b) shall not apply to the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 5.22, Section 5.23, Section 5.24 and Section 5.25)), in each case of this clause (b), prior to the date hereof, the Company represents and warrants to Parent and Merger Sub, on the date hereof and as of the Closing, as follows:
Section 5.1Corporate Status. The Company (a) is a corporation duly organized and validly existing under the laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except, in the case of clause (c), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent or Merger Sub complete and correct copies of its Constituent Documents, as amended and in effect on the date hereof.
Section 5.2    Company Subsidiaries.
(a)Section 5.2(a) of the Company Disclosure Letter sets forth the name of each Company Subsidiary and the state or jurisdiction of its organization. Each Company Subsidiary (i) is a corporation, limited liability company, partnership or other entity duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has all requisite corporate, limited liability company, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now conducted and (iii) is duly qualified or licensed to do business as a foreign corporation, limited liability company, partnership or other organization and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
(b)The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and free and clear of preemptive rights and are owned by it free and clear of any Encumbrances, other than (i) Encumbrances securing indebtedness for borrowed money of the Company or any Company Subsidiary that are reflected in the Company Reports or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company or any Encumbrances on equity that are permitted under the Debt Instruments, including, with respect to this clause (i), Encumbrances securing indemnity and other obligations in respect thereof, and (ii) transfer restrictions of general applicability on such shares and other equity interests imposed by Applicable Law.
(c)Neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or other equity or voting securities or equity or voting interests, or has any interest convertible into or exercisable or exchangeable therefor, in any Person other than the Company Subsidiaries.
Section 5.3    Capitalization.
(a)As of the date hereof, the authorized capital stock of the Company consists of 1,400,000,000 Common Shares and 100,000,000 Preferred Shares.  At the close of business on August 14, 2017, (i) 360,638,313 Common Shares (including 5,264,615 Restricted Shares) were issued and outstanding, (ii) 1,077,894 Common Shares were held in treasury by the Company, (iii) 4,128,995 Common Shares were reserved for issuance pursuant to outstanding unexercised Options (with a weighted average exercise price per share of Twelve Dollars and Eighty-Nine Cents ($12.89)), (iv) 1,095,322 Common Shares were reserved for issuance pursuant to outstanding unsettled Restricted Stock Units, (v) 2,614,902 Common Shares were reserved for issuance pursuant to outstanding unsettled Performance Stock Units (assuming maximum performance and including any Common Shares that are subject to Performance Stock Units that are settled in cash based on the value of Common Shares), (vi) 22,165,106 Common Shares were reserved for issuance under the Company Equity Plans and (vii) no shares of Preferred Shares were issued or outstanding.  Except as set forth above, at the close of business on August 14, 2017, there are no shares of capital stock, or other equity or voting securities or equity or voting interests of the Company issued, reserved for issuance or outstanding.  From the close of business on August 14, 2017 to the date of this Agreement, there have been no issuances by the Company of any shares of capital stock, or other equity or equity-based or voting securities or equity or voting interests, other than the issuance of Common Shares upon the exercise, vesting or settlement of any Options, Restricted Shares, Restricted Stock Units or Performance Stock

Units outstanding as of August 14, 2017 and in accordance with the terms thereof as of such date, and from the close of business on August 14, 2017 to the date of this Agreement, the Company has not granted, entered into a Contract to grant, or otherwise committed to grant any such awards or other equity or equity-based awards that may be settled in or are otherwise based on the value of Common Shares.  No Company Subsidiary owns any shares of capital stock of the Company.  All issued and outstanding Common Shares have been, and all Common Shares reserved for issuance as set forth above will be when issued, duly authorized and validly issued and are or will be fully paid, free of preemptive rights and nonassessable.  Section 5.3(a) of the Company Disclosure Letter contains a true, correct and complete list of each Option, Restricted Stock Unit, Performance Stock Unit and award of Restricted Shares outstanding as of the close of business on August 14, 2017, the holder thereof, the number of Common Shares issuable thereunder or otherwise subject thereto, the grant date thereof and, if applicable, the exercise price and expiration date thereof.
(b)There are no preemptive or similar rights granted by the Company or any Company Subsidiary on the part of any holders of any class of securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other indebtedness, securities or obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the equityholders of the Company or any Company Subsidiary on any matter (“Voting Company Debt”). As of the date hereof, there are no (i) options, warrants, rights, convertible, exercisable or exchangeable securities, “phantom” equity rights, equity appreciation rights, profit participation rights, equity-based performance units, or (ii) commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any Voting Company Debt, or any interests based on the value of equity interests in the Company or (B) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, right, security, unit, commitment, Contract, arrangement or undertaking.
(c)There are not any outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any equity interests of the Company or any of the Company Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party or is bound with respect to the voting or registration of the capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries.
Section 5.4    Authority for Agreements.
(a)The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the holders of at least a majority of the outstanding Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder

Approval”), to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the Company Stockholder Approval and the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
(b)The Company Board has duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approving this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for their adoption and (iv) recommending that the stockholders of the Company vote in favor of adoption of this Agreement and that the Company Stockholder Approval be given, which, as of the date hereof, have not been rescinded, modified or withdrawn.
(c)The Company Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement, and approve and consummate the Merger under Applicable Law.
Section 5.5    Consents and Approvals; No Violations.
(a)The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, require any consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization or permit of, or filing with or notification to, or registration with, any Governmental Entity except for (i) the pre-merger notification requirements under the HSR Act, (ii) filings in accordance with the applicable requirements of the Exchange Act and Canadian Securities Laws, (iii) filings in accordance with the applicable requirements of the NYSE, (iv) the filing of the Certificate of Merger pursuant to the DGCL, (v) any registration, filing or notification required pursuant to state securities or blue sky laws, (vi) the filings and notices set forth in Section 5.5(a) of the Company Disclosure Letter (the requirements in clauses (i) through (v) and the requirements in clause (vi) that are designated in Section 5.5(a) of the Company Disclosure Letter as pre-closing consents, clearances, expirations or terminations of waiting periods, waivers, notices, approvals, authorizations, permits, filings, notifications or registrations, collectively, the “Governmental Requirements”) and (vii) any other such consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, permit, filing, notification or registration, the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
(b)The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, (i) subject to the Company Stockholder Approval, violate any provision of the Constituent Documents of the Company or any Company Subsidiary, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Company Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties may be bound, (iii) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property or asset of the Company or any Company Subsidiary or (iv) assuming the Company Stockholder Approval and all consents, clearances, expirations or terminations of waiting periods, waivers, notices, approvals, authorizations and permits contemplated in Section 5.5(a) have been obtained, and all filings, notifications or registrations contemplated in Section 5.5(a) have been made, violate or conflict with any Applicable Law, except, in the case of clauses (ii), (iii) and (iv) of this Section 5.5(b), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
Section 5.6    Compliance with Laws; Permits.
(a)Neither the Company nor any Company Subsidiary is, or since January 1, 2016 has been, in violation of and no written notice has been given of any violation of, any Applicable Law, except for any violation that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
(b)None of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any of their Representatives, consultants, suppliers or distributors acting for or on behalf of the Company or the Company Subsidiaries has, in the course of his, her or its actions for, or on behalf of, any of them violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any other Applicable Laws or any conventions to which the Company or any Company Subsidiary is subject relating to corruption (governmental or commercial), bribery, money laundering, political contributions or gifts, entertainment and gratuities, involving or to any Governmental Entity or any Government Official or commercial entity, including all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions (collectively, “Other Anticorruption Laws”). Since January 1, 2016, neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any material noncompliance with the FCPA or any Other Anticorruption Law. Neither the Company nor any Company Subsidiary has received any written notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 5.6(b).
(c)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries (A) have all Permits required to conduct their respective businesses as now conducted, (B) are, and since January 1, 2016 have been, in compliance with all such Permits, (ii) all Permits required to conduct the respective businesses of the Company and the Company Subsidiaries as now conducted are valid and in full force and effect, (iii) no default (with or without notice or lapse of time or both) has occurred under any such Permit, and (iv) no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened in writing.
(d)This Section 5.6 does not relate to any employment or labor matters, which are the subject of Sections 5.7(a) and (b)(ii), Section 5.16 and Section 5.17, to any tax matters, which are the subject of Sections 5.7(a) and (b)(ii), Section 5.12 and Section 5.16, or to any environmental matters, which are the subject of Sections 5.7(a) and (b)(ii) and Section 5.14.
Section 5.7    Company Financial Statements; SEC Reports.
(a)The consolidated financial statements (including any notes thereto) contained in the Company Reports have been prepared in all material respects in accordance with U.S. GAAP applied on a consistent basis throughout the periods presented, except, in each case, as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments. The consolidated financial statements present fairly in all material respects the consolidated financial position, the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and the Company Subsidiaries as of the dates or for the respective periods specified therein, in conformity with U.S. GAAP, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments.
(b)The Company and each Company Subsidiary has filed or furnished, as applicable, all material reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC since December 31, 2015 (the “Company Reports”). As of its respective date, or if amended, as of the date of the last such amendment filed prior to the date hereof, each Company Report (i) complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company Report and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are not any material outstanding or unresolved comments in comment letters received from the SEC or its staff and none of the Company Reports are the subject of ongoing SEC review.
(c)Since December 31, 2015, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Reports.
(d)The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company maintains, and at all times has maintained since January 1, 2016, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Except as specially otherwise stated in the Company Reports, from January 1, 2016, to the date of this Agreement, none of the Company nor, to the Knowledge of the Company, the Company’s auditors and the Company Board have been advised of, and the Company’s principal executive officer and its principal financial officer have not disclosed, based on their most recent evaluation prior to the date of this Agreement, to the Company’s auditor and the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2016, there have been no material written complaints (and, to the Knowledge of the Company, no other material complaints) from a Governmental Entity regarding accounting, internal accounting controls or auditing matters of the Company or any Company Subsidiary.
Section 5.8    Information in Proxy Statement. None of the information contained or incorporated by reference in the Proxy Statement, as of the date it is first mailed to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the Exchange Act. No representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements therein, or with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied in writing by Parent, Merger Sub or any of their respective Representatives specifically for inclusion in the Proxy Statement.
Section 5.9    Absence of Certain Changes. Except as contemplated hereunder, since December 31, 2016 through the date hereof, (a) there has been no Effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect and (b) the Company and the Company Subsidiaries have in all material respects conducted their businesses in the ordinary course of business.
Section 5.10    Absence of Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any liabilities required by U.S. GAAP to be reflected or reserved against on the Company’s consolidated balance sheets prepared in accordance with U.S. GAAP (or the notes thereto), except for liabilities (a) reflected or accrued on or reserved against in the Company’s consolidated balance sheet as of December 31, 2016 (or the notes thereto) included in the Company’s financial statements in the Company Reports, (b) incurred in the ordinary course of business since December 31, 2016, (c) incurred pursuant to this Agreement or (d) which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
Section 5.11    Litigation. There is no (a) suit, action, proceeding, claim or investigation, inquiries, or examinations (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or (b) judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of the Company Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. This Section 5.11 does not relate to any employment or labor matters, which are the subject of Sections 5.7(a) and (b)(ii), Section 5.16 and Section 5.17, any tax matters, which are the subject of Sections 5.7(a) and (b)(ii), Section 5.12 and Section 5.16, or any environmental matters, which are the subject of Sections 5.7(a) and (b)(ii) or Section 5.14.
Section 5.12    Taxes. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:
(a)Tax Returns. The Company and each of the Company Subsidiaries has filed or caused to be filed all returns, statements, forms and reports for Taxes (each, together with any attachments thereto and any amendments thereof, a “Tax Return”) that are required to be filed by, or with respect to, the Company and the Company Subsidiaries (taking into account any applicable extension of time within which to file), and all such Tax Returns were complete and accurate.

(b)Payment of Taxes. All Taxes and Tax liabilities of the Company and the Company Subsidiaries that are due and payable have been timely paid, and all Taxes and Tax liabilities of the Company and the Company Subsidiaries that have accrued under U.S. GAAP but that are not yet due and payable are accrued on the books and records of the Company and the Company Subsidiaries in accordance with U.S. GAAP.
(c)Other Tax Matters.
(i)Neither the Company nor any Company Subsidiary is currently the subject of an audit or other examination relating to the Taxes of the Company or such Company Subsidiary by a Taxing Authority of any nation, state or locality nor has the Company nor any of the Company Subsidiaries received any written notices from any Taxing Authority that such an audit or examination is pending.
(ii)Neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the statute of limitations applicable to any of its Taxes or Tax Returns.
(iii)Neither the Company nor any Company Subsidiary is presently contesting any Tax liability of the Company or such Company Subsidiary before any court, tribunal or agency.
(iv)There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any of the assets of the Company or any Company Subsidiary.
(v)All Taxes that the Company or any of the Company Subsidiaries is (or was) required by Applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been paid over to the proper authorities to the extent due and payable.
(vi)Except as set forth in Section 5.12(c)(vi) of the Company Disclosure Letter, and before giving effect to the Merger, the net operating loss carryforwards of the Company and the Company Subsidiaries are not subject to any limitations under Section 382 of the Code.
(d)No Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns has asserted in writing that the Company or any Company Subsidiary may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by such Tax Return.
(e)Neither the Company nor any Company Subsidiary has been a party within the past two (2) years to a transaction that was intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f)Since January 1, 2010, or (to the actual knowledge of the individuals listed in Section 1.1(a)(i) of the Company Disclosure Letter) prior to January 1, 2010, none of the Company or any of the Company Subsidiaries (i) has been a member of any affiliated group within the meaning of Section 1504(a) of the Code or any affiliated, combined, unitary or consolidated group for tax purposes under state, local or foreign law (other than the group of which the Company is the common parent), (ii) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law for any Taxable year after December 31, 2009, (iii) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) as a transferee, as a successor or pursuant to a Contract (other than ordinary course commercial Contracts with third parties that do not relate primarily to Taxes) or (iv) has requested or is the subject of any private letter ruling or other similar ruling issued by a Taxing Authority; provided, however, that, in the case of a Company Subsidiary that was acquired by the Company directly or indirectly and was treated as other than a corporation for U.S. federal income tax purposes at the time of such acquisition, this clause (f) shall only apply with respect to periods prior to such acquisitions to the actual knowledge of the individuals listed in Section 1.1(a)(i) of the Company Disclosure Letter.
(g)Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
(h)Notwithstanding anything herein to the contrary, the representations and warranties of the Company and the Company Subsidiaries made in Sections 5.7(a) and (b)(ii), in this Section 5.12 and in Section 5.16 are the only representations and warranties made by the Company and its Subsidiaries with respect to matters relating to Taxes.
Section 5.13    Properties.
(a)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and valid title to, or holds valid rights to lease or otherwise use, all real property (including the Company Real Property) that is necessary to permit the Company and the Company Subsidiaries to conduct their business as and where currently conducted, in each case free and clear of all Encumbrances, except Permitted Encumbrances.
(b)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and except for Permitted Encumbrances, each of the Company and the Company Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute the Company Real Property (other than Intellectual Property), (i) has good and valid title thereto free and clear of all Encumbrances (other than Permitted Encumbrances) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property), used by its business.

Section 5.14    Environmental Matters. Except as, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect, (a) there has been no Release of any Hazardous Substance since January 1, 2016 (i) by the Company or any Company Subsidiary, or, to the Knowledge of the Company, any other Person, at, on, under or from any Company Real Property in violation of Environmental Laws and that would reasonably be expected to result in a liability of the Company or any Company Subsidiary under Environmental Laws, or (ii) to the Knowledge of the Company, at any other property or facility formerly owned, leased, operated or otherwise used by the Company or any Company Subsidiary in violation of Environmental Laws and that would reasonably be expected to result in a liability of the Company or any Company Subsidiary under Environmental Laws, (b) the Company and each Company Subsidiary is, and has been since January 1, 2016, in compliance with all applicable Environmental Laws, (c) the Company and each Company Subsidiary has all Permits required under applicable Environmental Laws to conduct their respective businesses as now conducted, all such Permits are in full force and effect, and the Company and the Company Subsidiaries are, and have been since January 1, 2016, in compliance with all such Permits, (d) there is no action, suit, written claim or proceeding pending or threatened in writing against the Company or any of the Company Subsidiaries asserting any violation of or liability under Environmental Law, (e) there is no judgment, decree, injunction, written ruling or written order of any Governmental Entity or arbitrator asserting a violation of any Environmental Law outstanding against the Company or any of the Company Subsidiaries, and (f) as of the date of this Agreement, the Company and each Company Subsidiary has all Air Emission Allowances then due.
Section 5.15    Contracts.
(a)Except for the Contracts filed as exhibits to any Company Report, or set forth in Section 5.15(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any Company Subsidiary is a party to, and none of their respective properties or assets are bound by any of the following categories of Contracts (each such Contract required to be listed in Section 5.15(a) of the Company Disclosure Letter and each Geysers Material Contract, a “Company Contract”):
(i)any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);
(ii)each Contract to which the Company or any Company Subsidiary is a party that (a) restricts the ability of the Company or any Company Subsidiary to engage in or compete in any business in any manner that is material to the Company and the Company Subsidiaries, taken as a whole, (b) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party that restricts in any material respect the business of the Company and the Company Subsidiaries, taken as a whole, or (c) provides for “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that restricts in any material respect the business of the Company and the Company Subsidiaries, taken as a whole;
(iii)each Contract to which the Company or any Company Subsidiary is a party that provides for payments to or from the Company or any its Subsidiaries in excess of Fifty Million Dollars ($50,000,000.00) in the aggregate after the date of this Agreement (other than (A) Contracts for future thermal energy sales, transportation or storage of gas, transmission of electric energy, capacity or ancillary services sales, (B) Contracts for future purchases, exchange or sales of gas, oil or electric energy and (C) financial derivative interest rate hedges);
(iv)each principal Contract creating, guaranteeing or securing indebtedness for borrowed money of the Company or any of the Company Subsidiaries in excess of Twenty-Five Million Dollars ($25,000,000.00) (other than indebtedness solely between the Company and any of its wholly-owned Company Subsidiaries or between the wholly-owned Company Subsidiaries);
(v)each Contract with or binding upon the Company or any of its Subsidiaries that is of the type that is or would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
(vi)each material Contract with respect to the creation, formation, governance or control of any material partnerships, joint ventures or joint ownership arrangements with third parties;
(vii)each Contract that (A) relates to the acquisition of assets (other than in the ordinary course of business) or capital stock or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than Twenty-Five Million Dollars ($25,000,000.00) in the aggregate, (B) relates to the disposition (other than in the ordinary course of business) after the date of this Agreement, directly or indirectly, of assets of the Company or the Company Subsidiaries with a total consideration of more than Twenty-Five Million Dollars ($25,000,000.00) in the aggregate or any capital stock or other securities (by merger, capital contribution or otherwise) of the Company or the Company Subsidiaries or (C) contains a put, call, right of first refusal or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any of the foregoing;
(viii)any Contract that requires the Company or any Company Subsidiary to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than the Company or any Company Subsidiary) in excess of Twenty-Five Million Dollars ($25,000,000.00);
(ix) any material Contract that limits or otherwise restricts (A) the payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of the Company Subsidiaries, (B) the granting of material Encumbrances on any property or asset of the Company or the Company Subsidiaries or (C) the issuance of guarantees by the Company or any of the Company Subsidiaries, in each case, other than the Constituent Documents of the Company Subsidiaries that are directly or indirectly wholly-owned by the Company;
(x)any Contract entered into since January 1, 2016 that relates to the sale, transfer or other disposition of a business or assets by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of Twenty-Five Million Dollars ($25,000,000.00);
(xi)each Contract with a term exceeding one (1) year after the date of this Agreement for future thermal energy sales, transportation or storage of gas, transmission of electric energy, capacity or ancillary services sales in excess of One Hundred Million Dollars ($100,000,000.00) in the aggregate after the date of this Agreement (other than Contracts solely between the Company and any of its wholly-owned Subsidiaries or solely among its wholly owned Subsidiaries);
(xii)each Contract with a term exceeding one (1) year after the date of this Agreement for future purchases, exchange or sales of gas, oil or electric energy with a marked-to-market value in excess of Fifty Million Dollars ($50,000,000.00) in the aggregate after the date of this Agreement (other than Contracts solely between the Company and any of its wholly-owned Subsidiaries or solely among its wholly owned Subsidiaries);
(xiii)each Contract with a term exceeding one (1) year after the date of this Agreement which is a financial derivative interest rate hedge with a marked-to-market value in excess of Twenty-Five Million Dollars ($25,000,000.00) (other than Contracts solely between the Company and any of its wholly-owned Subsidiaries or solely among its wholly owned Subsidiaries); and
(xiv)any material Contract relating to the Geysers Assets that is for the purchase, exchange, sale or transportation of electric energy, capacity or ancillary services other than the Geysers Material Contracts.
(b)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Company Contract, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Company Contract (in each case, with or without notice or lapse of time or both), (iii) each Company Contract is valid, binding and enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles, and (iv) each Company Contract is in full force and effect with respect to the Company or the Company Subsidiaries, as applicable, and, to the Knowledge of the Company, with respect to the other parties thereto. The Company has made available to Parent true and complete copies of each Company Contract (including, for the avoidance of doubt, all material amendments, modifications, extensions or renewals with respect thereto).
Section 5.16    Company Benefit Plans; ERISA.
(a)Section 5.16(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, (ii) the most recently prepared actuarial report or financial statements, (iii) the most recent summary plan description, and all material modifications thereto, (iv) the most recent IRS determination or opinion letter and (v) each trust, insurance, annuity or other funding Contract related thereto.
(b)Each Company Benefit Plan (and any related trust or other funding vehicle), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, has been established, operated and administered in compliance with Applicable Laws, including, without limitation, ERISA and the Code, and with the terms of such Company Benefit Plan, except for failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS. To the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status for any such Company Benefit Plan.
(c)There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and no audit or other proceeding by a Governmental Entity is pending, or to the Knowledge of the Company, threatened with respect to any such plan.
(d)Except as set forth in Section 5.16(d) of the Company Disclosure Letter, no Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or is otherwise a defined benefit pension plan. No Company Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA). Neither the Company nor any of the Company Subsidiaries has incurred or is expected to incur any liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 400l(a)(15) of ERISA, currently or formerly maintained by any of them, or any other entity that, together with the Company or any of the Company Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA. With respect to any such single-employer plan, (i) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred and (ii) such plan has not applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Section 302 or 303 of ERISA.
(e)Except as set forth in Section 5.16(e) of the Company Disclosure Letter, no Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980B(f) of the Code).
(f)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event (including any termination of employment on or following the Closing), (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of the Company Subsidiaries to severance pay or any other compensation or benefit or any material increase in severance pay (other than severance pay required by any Applicable Law), (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation or benefits due to any such current or former employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) result in any breach or violation of or default under or limit the right of the Company or any Company Subsidiary to amend, modify or terminate any Company Benefit Plan or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(g)There are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits or claims that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
(h)No current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.
Section 5.17    Labor Matters.
(a)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 5.17(a) of the Company Disclosure Letter, (i) neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining Contract or other Contract with a labor union or like organization, (ii) the Company and the Company Subsidiaries are in compliance with each such collective bargaining Contract, (iii) to the Knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of the Company Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (iv) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, work stoppage or other labor dispute affecting the Company and there have been no such strikes, lockouts, slowdowns, work stoppages or labor disputes in the past three (3) years, and (v) there are no grievances or unfair labor practice complaints pending against the Company or any of the Company Subsidiaries before the National Labor Relations Board or any other Governmental Entity. Except as set forth in Section 5.17(a) of the Company Disclosure Letter, with respect to the transactions contemplated by this Agreement, there is no notice required or bargaining obligation under any union Contract or collective bargaining Contract.
(b)The Company and the Company Subsidiaries are in compliance with all Applicable Laws relating to employment or labor, except for any instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There is no employment- or labor-related suit, action, proceeding, claim or investigation, inquiries, or examinations (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of the Company, threatened against or affecting the Company or the Company Subsidiaries, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
Section 5.18    Intellectual Property Rights.
(a)The Company and the Company Subsidiaries own or have a right to use all Intellectual Property necessary to the conduct of the businesses of the Company and the Company Subsidiaries taken as a whole as now being conducted (the “Company IP”), except where the failure to own or have the right to use such Intellectual Property, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
(b)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened suit, action, proceeding or written claim asserted by a third party challenging the ownership, validity or enforceability of any Company IP owned by the Company or a Company Subsidiary or alleging infringement or misappropriation by the Company or a Company Subsidiary of such third party’s Intellectual Property rights. To the Knowledge of the Company, no third party is misappropriating or infringing any material Intellectual Property owned by the Company or any of the Company Subsidiaries.
Section 5.19    Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, (b) neither the

Company nor any Company Subsidiary is in breach of or default under, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any such policies, (c) all premiums due with respect to each such policy have been paid, and (d) since the most recent renewal date, the Company and the Company Subsidiaries have not received any written notice threatening termination of, premium increases with respect to, or material alteration of coverage under, any such policies.
Section 5.20    Trading. The Company Board has adopted a corporate risk policy that contains commodities risk policies (the “Risk Management Policy”) with respect to risk parameters, limits and guidelines concerning the management of the risk exposures related to commodity prices and volumes, interest rates, foreign currency exchange rates, liquidity and counterparty credit in connection with the business activities of the Company and the Company Subsidiaries (the “Company Trading Guidelines”). The Company has, prior to the date of this Agreement, made available to Parent a true and complete copy of the Risk Management Policy. Except for exceptions approved in accordance with the Risk Management Policy, (a) the Company and each Company Subsidiary is and since January 1, 2016 has been operating in compliance with the Risk Management Policy, (b) the Company and the Company Subsidiaries are not and since January 1, 2016 have not been engaging in any transactions regarding Derivative Products other than transactions of the type explicitly permitted under the Risk Management Policy and (c) all Derivative Products of the Company or any of the Company Subsidiaries were entered into in accordance with the Risk Management Policy and Company Trading Guidelines, except where the failure to be in compliance or so entered, individually or in the aggregate, would not have a Company Material Adverse Effect.
Section 5.21    Regulation as a Utility.
(a)Neither the Company nor any of its Subsidiaries or “affiliates” (under and as defined in the FPA) is subject to regulation as a public utility holding company, public utility or public service company (or similar designation) by any Governmental Entity (except for such Subsidiaries or “affiliates” of the Company that are regulated as public utilities, public-utility companies or holding companies under the FPA or PUHCA).
(b)The Company and its Subsidiaries and “affiliates” (under and as defined in PUHCA) are not subject to, or are exempt from, FERC’s books, records and accounting requirements under PUHCA. The Company and any of its Subsidiaries and “affiliates” (under and as defined in PUHCA) that are “holding companies” (under and as defined under PUHCA) are holding companies solely with respect to exempt wholesale generators, qualifying facilities and/or foreign utility companies.
(c)Each Subsidiary or “affiliate” (under and as defined in the FPA) of the Company (other than any such Company Subsidiary or affiliate that owns one or more facilities that constitute a “qualifying facility” as such term is defined under the Public Utility Regulatory Policies Act of 1978 and that are entitled to exemption from regulation under Section 205 of the FPA) selling electric energy, capacity and/or certain ancillary services at wholesale (a) has been authorized by FERC to make wholesale sales of electric energy, capacity and/or certain ancillary services at market-based rates pursuant to Section 205 of the FPA, (b) as of the date hereof, has been granted waivers and other blanket authority (including with respect to the issuance of securities and assumption of liabilities pursuant to Section 204 of the FPA) customarily granted to similarly situated market-based rate sellers, which, as of the date hereof, such blanket authority and waivers have not been limited and (c) except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, has rates which are not subject to refund other than through (i) rate caps and mitigation measures generally applicable to similarly situated marketers or generators selling electricity, capacity, and certain ancillary services or other products or services at wholesale or at market-based rates in the geographic market where such Company Subsidiary conducts its business, and (ii) restrictions imposed through “reliability must run” Contracts and/or other Contracts with independent system operators or regional transmission organizations.
Section 5.22    Anti-Takeover Laws. Assuming the accuracy of the representation contained in Section 6.8, the Company has taken all necessary actions to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby the provisions of Section 203 of the DGCL, and, accordingly, no such section nor other Anti-Takeover Laws or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other Anti-Takeover Laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby. The Company has not adopted a shareholder rights plan.
Section 5.23    Opinion of Financial Advisor. The Company Board has received the opinion of Lazard Frères & Co. LLC, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Common Shares. A signed, correct and complete copy of such opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Company.
Section 5.24    Brokers. No Person other than Lazard Frères & Co. LLC is entitled to any brokerage, financial advisory, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.
Section 5.25    No Other Representations or Warranties. Except for the representations and warranties contained in this Article V or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company or any Company Subsidiary makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided by or on behalf of the Company or any Company Subsidiary. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective

Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates or such other Person, including any information made available in the electronic data room for “Project Royal - Phase I,” “Project Royal - Phase II” and “Project Royal - Phase III” run by TransPerfect International, Inc. and maintained by the Company for purposes of the transactions contemplated by this Agreement (collectively, the “Electronic Data Room”), marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is included in a representation or warranty contained in this Article V or any certificate delivered pursuant to this Agreement. Neither the Company nor any other Person on behalf of the Company or any Company Subsidiary makes any express or implied representation or warranty with respect to the accuracy of any financial projections or forecasts relating to the Company or any Company Subsidiary or the forward-looking assumptions on which such financial projections and forecasts are based.
ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed to the Company in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company, on the date hereof and as of the Closing, as follows:
Section 6.1Corporate Status. Each of Parent and Merger Sub (a) is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is organized, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except, in the case of clause (c), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company complete and correct copies of the Constituent Documents of Parent and Merger Sub, as amended and in effect on the date hereof.
Section 6.2    Authority for Agreements. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings on the part of either Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, except for the approval of this Agreement by Parent as the sole stockholder of Merger Sub, which will be effected by written consent immediately following the execution of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
Section 6.3    Consents and Approvals; No Violations.
(a)The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance of its obligations hereunder will not, require any consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization or permit of, or filing with or notification to, or registration with, any Governmental Entity except for (i) the Governmental Requirements and (ii) any other such consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, permit, filing, notification or registration, the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
(b)The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance of its obligations hereunder will not, (i) violate any provision of the Constituent Documents of Parent or Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract, undertaking, commitment or obligation to which Parent or Merger Sub is a party or by which any of them or any of their assets or properties may be bound, (iii) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property or asset of Parent or Merger Sub or (iv) assuming all consents, clearances, expirations or terminations of waiting periods, waivers, notices, approvals, authorizations and permits contemplated in Section 6.3(a) have been obtained, and all filings, notifications or registrations in Section 6.3(a) have been made, violate or conflict with any Applicable Law, except, in the case of clauses (ii), (iii) and (iv) of this Section 6.3(b), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
Section 6.4    Information in Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement, as of the date it is first mailed to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.
Section 6.5    Litigation. There is no (a) suit, action, proceeding, claim or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of Parent, threatened against or affecting Parent, Merger Sub or their respective Affiliates, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, and (b) judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent, Merger Sub or their respective Affiliates which, in the case of clause (a) or (b), individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
Section 6.6    Absence of Certain Agreements. There are no Contracts or commitments to enter into Contracts (oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the date hereof that relate in any way to the Company or any of the Company Subsidiaries or the transactions contemplated hereby or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.
Section 6.7    Financing. As of the date hereof, Parent has delivered to the Company true, complete and correct copies of (a) the executed debt commitment letter(s), dated as of the date hereof, between Parent and the Debt Financing Sources party thereto (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein (except that the fee letter is subject to redactions further described below), as may be amended or modified in accordance with its terms, collectively, the “Revolver Financing Commitments”), pursuant to which the applicable Debt Financing Sources party thereto have committed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Revolver Financing”) for the purposes of refinancing the Revolving Credit Agreement and to pay related fees and expenses, (b) the executed debt commitment letter(s), dated as of the date hereof, between an Affiliate of Parent and the Debt Financing Sources party thereto (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein (except that the fee letter is subject to redactions further described below), as may be amended or modified in accordance with its terms, collectively, the “Bridge Financing Commitments” and, together with the Revolver Financing Commitments, the “Debt Financing Commitments”), pursuant to which the applicable Debt Financing Sources party thereto have committed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Bridge Financing” and, together with the Revolver Financing, the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and the related fees and expenses, and (c) the executed equity commitment letter(s) and subscription agreements, dated as of the date hereof, among Parent, Guarantor and the other parties thereto (excluding, in the case of such subscription agreements, the exhibits, schedules, attachments and annexes thereto, none of which impose additional conditions or expands existing conditions to the funding of the Equity Financing on the Closing Date, or impair the availability of the Equity Financing on the Closing Date), and the executed limited partnership agreement (the “LPA”) associated therewith and referenced therein (but not including any side letters, none of which impose additional conditions or expands existing conditions to the funding of the Equity Financing on the Closing Date, or impair the availability of the Equity Financing on the Closing Date), the “Equity Financing Commitments” and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which each such party (including Guarantor) has committed, subject to the terms and conditions thereof, to invest the cash amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Financing Commitments provide, and will continue to provide, that the Company is a third party beneficiary thereto with respect to the provisions specified therein. As of the date hereof, (i) none of the Financing Commitments has been amended or modified and, to the Knowledge of Parent, no such amendment or modification is contemplated, in each case, that imposes additional conditions or expands existing conditions to the funding of the Financing on the Closing Date, or impairs the availability of the Financing on the Closing Date, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts and pricing and other economic terms included in the “market flex” provisions redacted (provided that Parent represents and warrants that the “market flex” provisions in such fee letters do not permit the imposition of any new conditions (or the expansion of any existing conditions) with respect to the Debt Financing or any reduction in the amount of the Debt Financing from those contemplated therein on the date hereof)) and customary engagement letters with respect to the Bridge Financing and side letters to the LPA (none of which engagement letters and side letters materially and adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing or the Equity Financing, as applicable), there are no Contracts to which Parent or any of its Affiliates is a party that impose conditions, impair the availability of or modify, amend or expand the conditions to the funding of the Financing other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof and Parent will continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. As of the date hereof, each of the Equity Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, and, to the Knowledge of Parent, the other parties thereto. As of the date hereof, the Debt Financing Commitments, in the form so delivered, are legal, valid and binding obligations of Parent and/or its applicable Affiliate, as the case may be, and, to the Knowledge of Parent, each of the other parties thereto. As of the date hereof, no party to any Financing Commitment has notified Parent, or any of its Affiliates of its intention to terminate the Financing Commitment or not to provide the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a material default or material breach on the part of Parent or any of its Affiliates or, to the Knowledge of Parent, any other party thereto under any term or condition of any of the Financing Commitments, (ii) constitute a failure to satisfy a condition precedent on the part of Parent or any of its Affiliates under any of the Financing Commitments or (iii) result in any portion of the Financing Commitments being unavailable on the Closing Date (it being understood and agreed that the Revolver Financing will not be available on the Closing Date if (A) approval by the requisite Revolving Lenders of the Revolver Amendment is received on or prior to such date and (B) the Revolver Amendment is executed and delivered by all parties thereto and is fully effective subject solely to the concurrent closing of the Merger and the payment of fees under the Revolver Amendment). As of the date hereof, neither Parent nor any of its Affiliates has any reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it on or prior to the Closing Date pursuant to the Financing Commitments. As of the date hereof, subject to the terms and conditions of the Financing Commitments, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Commitments, together with the cash on hand of the Surviving Corporation, will be sufficient for Parent and Merger Sub to (A) pay the aggregate Merger Consideration in accordance with Section 4.1(a) and the other payments under Article IV and (B) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Financing related to any of the transactions contemplated hereby.
Section 6.8    Ownership of Common Shares. Except for the 17,500,000 Common Shares owned by Volt or as set forth in Section 6.8 of the Parent Disclosure Letter, neither Parent nor Merger Sub, nor any of their respective Affiliates, owns (beneficially or of record) any Common Shares or any option, warrant or other right to acquire any Common Shares. Neither Parent nor Merger Sub is, and at no time during the last five (5) years has been, an “interested stockholder” of the Company, as such quoted term is defined in Section 203 of the DGCL.
Section 6.9    Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. As of the date hereof, the authorized capital stock of Merger Sub consists of 10,000 shares of common stock, par value $0.001 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent.

Section 6.10    Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates (other than Merger Sub) is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger, that has not been obtained on or prior to the date hereof. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall have occurred concurrently with the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

Section 6.11    Brokers. No Person other than Barclays Capital Inc. is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Parent or Merger Sub in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 6.12    Solvency of the Surviving Corporation Following Merger . Assuming (i) the accuracy of the representations and warranties of the Company made in this Agreement and any Contract, document or instrument to be delivered by the Company in connection herewith (disregarding any references to “Knowledge of the Company,” “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations), (ii) the compliance by the Company of its obligations hereunder, (iii) all material contingent liabilities of the business of the Company and the Company Subsidiaries are disclosed herein, in the Company Disclosure Letter or in the Company Reports, (iv) the satisfaction of the conditions set forth in Article IX and (v) that the most recent projections, forecasts or estimates of the Company and the Company Subsidiaries that have been provided to Parent have been prepared in good faith based on assumptions that were and continue to be reasonable, immediately following the Effective Time and after giving effect to the Merger, the Financing, any Alternative Financing, the payment of the Merger Consideration, the payment of all related fees and expenses, and any repayment or refinancing of the Revolving Credit Agreement contemplated in this Agreement, with the Revolver Financing including all fees and expenses related thereto (if applicable), Parent, the Surviving Corporation and each of their Subsidiaries will be Solvent. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person, on a going concern basis will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) to the extent not duplicative of the foregoing clause (i), the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 6.13    Guaranty . Concurrently with the execution of this Agreement, Parent has caused Guarantor to deliver to the Company a duly executed Guaranty in the form attached hereto as Exhibit B. The Guaranty is in full force and effect, is a valid, binding and enforceable obligation of Guarantor and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guaranty.

Section 6.14    Interest in Competitors. As of the date hereof, except as set forth in Section 6.14 of the Parent Disclosure Letter, neither Parent nor Merger Sub owns any interest(s), nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent or Merger Sub under the HSR Act, in any entity or Person that derives a substantial portion of its revenues from the ownership and operation of power generation assets and retail electricity businesses.

Section 6.15    No Other Representations or Warranties. Except for the representations and warranties contained in this Article VI or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided by or on behalf of Parent or Merger Sub.

Section 6.16    Acknowledgement of Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub acknowledges that, as of the date hereof, they and their Representatives (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, Contracts and other assets of the Company and the Company Subsidiaries which they and their Representatives, as of the date hereof, have requested to review and (ii) the Electronic Data Room and (b) have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business and assets of the Company and the Company Subsidiaries.  Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article V or any certificate delivered pursuant to this Agreement, (x) neither the Company nor any of the Company Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub have not relied and are not relying on any representation or warranty, (y) no Person has been authorized by the Company or any of the Company Subsidiaries to make any representation or warranty relating to the Company or any of the Company Subsidiaries or their respective businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such entity and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available in the Electronic Data Room, marketing material, confidential information memorandum, management presentation, functional break-out discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, are not and shall not be deemed to be or include representations or warranties (and neither the Company nor any other Person will have liability or other obligation to Parent, Merger Sub or their respective Affiliates or Representatives or any other Person resulting from such Person’s use of such material or information).  Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and the Company Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent review and analysis.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 7.1    Conduct of Business by the Company Pending the Merger. From the date hereof until the Effective Time, unless Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned (provided that consent of Parent shall be deemed to have been given if Parent does not object within three (3) Business Days after a written request for such consent is provided by the Company to Parent), or except (i) as listed in Section 7.1 of the Company Disclosure Letter, (ii) as otherwise permitted by or provided for in this Agreement, (iii) for payment by the Company or any Company Subsidiary of any amounts (plus five percent (5%) of the amount set forth with respect to any particular line item listed therein) set forth in the 2017 and 2018 annual projection materials set forth in Section 7.1 of the Company Disclosure Letter or (iv) as required by Applicable Law or Governmental Entities, the Company shall, and shall cause each of the Company Subsidiaries to, (x) conduct its business in the ordinary course of business and (y) use commercially reasonable efforts to preserve substantially intact its business organization and preserve in all material respects its relationships with any employees, customers, suppliers, vendors, licensors and licensees with which it has material business relations; provided, however, that no action by the Company or the Company Subsidiaries with respect to matters specifically addressed by any provision of Section 7.1(a) through (r) shall be deemed a breach of clauses (x) or (y) unless such action would constitute a breach of such specific provision. In addition to and without limiting the generality of the foregoing, except (A) as listed in Section 7.1 of the Company Disclosure Letter, (B) as otherwise permitted by or provided for in this Agreement, (C) for payment by the Company or any Company Subsidiary of the amount with respect to a particular line item (plus five percent (5%) of the amount set forth with respect to such particular line item listed therein) set forth in the 2017 and 2018 annual projection materials set forth in Section 7.1 of the Company Disclosure Letter or (D) as required by Applicable Law or Governmental

Entities, from the date hereof until the Effective Time, without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (provided that consent of Parent shall be deemed to have been given if Parent does not object within three (3) Business Days after a written request for such consent is provided by the Company to Parent) the Company shall not, and shall not permit any Company Subsidiary to:
(a)adopt or propose any change in its Constituent Documents;
(b)declare, authorize, establish a record date for, set aside or pay any stockholder dividend or other distribution (in cash, stock or other equity, property or a combination thereof), except for any dividend or distribution by a Company Subsidiary to the Company or a wholly-owned Company Subsidiary;
(c)(i) subject to Section 7.1(e), merge or consolidate with any other Person, except that a Company Subsidiary may merge or consolidate with another Company Subsidiary as long as such merger or consolidation does not result in any material increase in Tax liabilities for the Company or for any Company Subsidiary (whether with respect to periods before the Closing or periods after the Closing), or (ii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation or other reorganization, other than, with respect to the foregoing clause (ii), any mergers, consolidations or other reorganizations solely among the Company and its wholly-owned Subsidiaries or solely among its wholly-owned Subsidiaries;
(d)sell, lease, license or subject to an Encumbrance (other than a Permitted Encumbrance) or otherwise surrender, relinquish or dispose of any assets or property of the Company or any Company Subsidiary, other than (i) inventory in the ordinary course of business, (ii) in an amount not in excess of Twenty-Five Million Dollars ($25,000,000.00) individually or Fifty Million Dollars ($50,000,000.00) in the aggregate, (iii) in connection with obligations under Derivative Products or the sale or purchase of Derivative Products, or the purchase, exchange, sale, transportation or storage of gas, oil or other fuel or thermal or electric energy, capacity, ancillary services or Environmental Products in the ordinary course of business; provided that any individual transaction exceeding Seven Hundred Million Dollars ($700,000,000.00) (as determined in accordance with the Risk Management Policy of the Company) shall not be entered into without the consent in writing of Parent, which consent shall be deemed to have been given if Parent does not object within one (1) hour after the written notice requesting consent is provided by the Company to Parent, or (iv) disposals of any assets or property between or among (A) the Company and any of the wholly-owned Company Subsidiaries and (B) any wholly-owned Company Subsidiary and another wholly-owned Company Subsidiary;
(e)make any acquisition (including by merger) of (i) the equity interests or a material portion of the assets of any other Person or (ii) any other properties or assets of any other Person (other than the Company or any of the wholly-owned Company Subsidiaries) for consideration in excess of Fifteen Million Dollars ($15,000,000.00) individually or Thirty-Five Million Dollars ($35,000,000.00) in the aggregate, in each case of clause (i) or (ii), except for (A) acquisitions of supplies, parts, fuel, materials, other inventory, Environmental Products and capacity in the ordinary course of business, (B)

capital expenditures made in accordance with Section  7.1(p) or (C) pursuant to Contracts in force on the date of this Agreement and set forth in Section 7.1(e) of the Company Disclosure Letter (as such Contracts are in effect on the date of this Agreement);
(f)adopt any shareholder rights plan, except if the Company Board determines that the failure to take such action would be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under Applicable Law;
(g)(i) issue, sell, grant, pledge, transfer, dispose of, or otherwise encumber (or make payments based on the value of), or authorize the issuance, sale grant, pledge, transfer, disposal of, or Encumbrance on (or making of payments based on the value of), any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or other security), other than (A) issuances of Common Shares in respect of Options, Restricted Stock Units or Performance Stock Units outstanding on the date hereof in accordance with their terms as in effect on the date hereof or (B) the creation of (x) transfer restrictions of general applicability on any securities of the Company imposed by Applicable Law or (y) Encumbrances securing indebtedness for borrowed money, or enter into any amendment of any term of any of its outstanding securities, (ii) split, combine, subdivide or reclassify any shares of capital stock or any other equity interests of the Company or any Company Subsidiary or (iii) purchase, repurchase or redeem or otherwise acquire any shares of capital stock or any other equity interests of the Company or any Company Subsidiary or any rights, warrants or options to acquire any such shares or interests, other than in connection with the exercise of Options or the vesting of Restricted Stock Units or Performance Stock Units pursuant to their terms as in effect on the date hereof (including in connection with any required withholding Taxes related to such exercise or vesting);
(h)(i) incur, guarantee or assume, or otherwise become liable for, or modify in any material respect the terms of, any indebtedness, (ii) issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, (iii) assume, guarantee, endorse or otherwise become liable for any indebtedness of any Person, (iv) make any loans, advances or capital contributions to, or investments in, any Person, (v) enter into any arrangement having the economic effect of any of the foregoing, other than, so long as any of the following would not reasonably be expected to lead to a Rating Event, (A) immaterial amounts in the ordinary course of business, (B) indebtedness for borrowed money in an amount not in excess of One Hundred Million Dollars ($100,000,000.00) in the aggregate, (C) any intercompany indebtedness, loan, advance, capital contribution or investment among the Company and/or any wholly-owned Company Subsidiary, (D) guaranties and credit support by (x) the Company of obligations of any wholly-owned Company Subsidiary or (y) any Company Subsidiary of obligations of the Company or a wholly-owned Company Subsidiary, in each case of this clause (D), in the ordinary course of business, (E) pursuant to the Debt Instruments and the Revolving Credit Agreement, (F) letters of credit issued in connection with the sale or purchase of Derivative Products, purchase, exchange, sale or transportation or storage of gas, oil or other fuel or thermal or electric energy, capacity, ancillary services, Environmental Products, or in support of its retail operations or any other agreement allowed hereunder or otherwise in the ordinary course of business or (G) letters of credit issued to support positions in place as of the date of this Agreement;
(i)repay, redeem, repurchase, prepay, defease, cancel, any obligations for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments other than, so long as any of the following would not reasonably be expected to lead to a Rating Event, (i) as required pursuant to the terms thereof, (ii) existing indebtedness at or within three (3) months of maturity, or (iii) in an amount not in excess of One Hundred Million Dollars ($100,000,000.00) in the aggregate;
(j)enter into, amend or terminate any collective bargaining Contract or other Contract with a labor union, works council or similar organization;
(k)other than as required by the terms of any Company Benefit Plan in existence on the date of this Agreement, as contemplated by Section 4.3 or as set forth in Section 7.1(k) of the Company Disclosure Letter, (i) materially increase the compensation or benefits of any director or executive officer of the Company (except for annual cash incentive grants and merit salary increases consistent with past practice), (ii) provide increases in salaries, wages, other compensation or benefits (and communicate increases in bonuses to the extent bonuses are based on salary or wage level) of (A) employees who are not executive officers or directors of the Company or (B) independent contractors of the Company or any Company Subsidiary, in each case, other than in the ordinary course of business, (iii) enter into any change-in-control, retention, employment, severance, termination or other similar Contract with, or grant any change-in-control, retention, severance, termination or similar compensation or benefits to, any executive officer, director, employee or independent contractor, (iv) establish, adopt, terminate or materially amend any Company Benefit Plan or any plan, program, arrangement, practice or Contract that would be a Company Benefit Plan if it were in existence on the date hereof, except to the extent that such amendment would not result in more than a de minimis increase to the cost to the Company under such arrangement or plan, (v) accelerate the time of payment or vesting of any compensation or benefits for any current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or (vii) pay or provide any compensation or benefit not required by the terms of any Company Benefit Plan as in effect on the date hereof to any current or former employee, director or independent contractor of the Company or any Company Subsidiary (other than the payment of base cash compensation in the ordinary course of business); provided, however, that the foregoing clauses (i) through (vii) shall not restrict the Company or any Company Subsidiary from (x) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, Contracts, benefits and compensation arrangements providing for cash compensation and benefits (including cash incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or (y) continuing to make other cash awards in the ordinary course of business (including cash director awards that replace the value of equity director awards that would otherwise be granted and cash awards to employees that replace the value of equity employee awards that would otherwise be granted); provided, further, however, that notwithstanding clauses (i) and (ii) of this Section 7.1(k), the aggregate base salaries of employees of the Company and the Company Subsidiaries shall not be increased by more than five percent (5%) of the aggregate base salaries in effect as of the date hereof;
(l)change any method of accounting or accounting principles or practices followed by the Company or any Company Subsidiary, except for any such change required by a change in U.S. GAAP or as recommended by the Company’s audit committee or independent auditors;
(m)pay, discharge, settle, compromise, waive, release or satisfy any material litigation, arbitration, proceeding, claim, liability or obligation that would result in any liability in excess of Fifty Million Dollars ($50,000,000.00) in the aggregate or such greater amount reserved therefor or reflected in the Company Reports or that would impose any non-monetary obligations on the Company or any of the Company Subsidiaries that would have a material effect on the continuing operations of the Company and the Company Subsidiaries, taken as a whole;
(n)fail to maintain, terminate or cancel any insurance coverage maintained by the Company or any Company Subsidiary with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;
(o)(i) enter into any new Contract that would have been a Company Contract if it had been entered into prior to the date of this Agreement or (ii) amend, renew, extend, modify, waive, or release (or otherwise forego any material right or claim under) on terms materially adverse to the Company, cancel or terminate, in whole or in part, any Company Contract, in each case, other than in the ordinary course of business;
(p)make or authorize any new capital expenditures other than (i) capital expenditures related to operational emergencies, equipment failures or outages or required on an emergency basis or for the safety of persons or the environment; provided that (A) the Company shall provide Parent with notice of such action taken as soon as reasonably practicable thereafter (and in no event later than three (3) Business Days after such action is taken) and (B) such capital expenditures shall be made in accordance with Good Industry Practice, (ii) capital expenditures required by Applicable Law or Governmental Entities, or (iii) any other capital expenditures not in excess of Twenty-Five Million Dollars ($25,000,000.00) in the aggregate;
(q)make or change any material Tax election, file any material amended Tax Return, settle or compromise any material Tax audit or other proceeding, compromise or surrender any material Tax refund, credit or other similar benefit, change any material method of Tax accounting or make any material voluntary Tax disclosure or Tax amnesty or similar filing; or

(r)agree or commit to do any of the foregoing.
Notwithstanding anything herein to the contrary, the Company and the Company Subsidiaries may take commercially reasonable actions if reasonably necessary with respect to emergency situations; provided, however, that the Company and the Company Subsidiaries shall (i) use Good Industry Practice in mitigation of any such emergency situation and (ii) provide Parent with notice of such action taken as soon as reasonably practicable thereafter (and in no event later than three (3) Business Days after such action is taken).
Section 7.2    Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date of this Agreement until the Effective Time, except as permitted by or provided for in this Agreement, it shall not, without the prior written consent of the Company, effect or agree to effect any business combination transaction that would reasonably be expected to prevent, impair or materially delay consummation of the Merger or the other transactions contemplated hereby.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1    Access and Information. Upon reasonable prior notice and subject to Applicable Law, the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and its Affiliates (and to the respective equityholders, managers, directors, officers, employees, financial advisors, legal counsel, financing sources, accountants or other advisors, agents or authorized representatives (collectively, “Representatives”) of Parent and its Affiliates) reasonable access during normal business hours and without undue disruption of the normal business activities of the Company and the Company Subsidiaries, during the period prior to the earlier of the Effective Time and the termination of this Agreement, to all of its or their respective books, records, properties, premises and personnel and all of its or their other financial, operating and other data and information as Parent may reasonably request; provided that (a) the Company and the Company Subsidiaries shall not be obligated to provide access to (i) any information that would result in the loss of attorney-client privilege with respect to such information, (ii) any information, properties or premises that would result in a breach of a Contract to which the Company or any of the Company Subsidiaries is a party, including any lease provisions or (iii) any information that would violate any Applicable Law, except that, in each case of the foregoing clauses (i), (ii) and (iii), the Company shall use commercially reasonable efforts to enter into a joint defense Contract or other arrangement that would reasonably allow the Company to provide any such information or access to Parent, its Affiliates and its and their respective Representatives, (b) no investigation pursuant to this Section 8.1 shall affect or be deemed to modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger and the other transactions contemplated by this Agreement and (c) the Company and Company Subsidiaries shall not be required to conduct, or permit Parent or any of its Representatives to conduct, any environmental investigation or sampling of soil, air, surface water, building material, groundwater or other environmental media at or relating to any Company Real Property. Without limiting the generality of the foregoing, Parent shall schedule and coordinate all inspections with the Company and shall give the Company reasonable prior notice thereof. Each party shall continue to abide by the terms of the confidentiality agreement between Energy Capital Partners III, LLC and the Company, dated April 10, 2017 (the “Confidentiality Agreement”).

Section 8.2    Proxy Statement.

(a)     As promptly as reasonably practicable following the execution of this Agreement, the Company shall, with the assistance of Parent, prepare, and the Company shall, as promptly as reasonably practicable following the No-Shop Period Start Date, file with the SEC, a proxy statement relating to the adoption of this Agreement by the stockholders of the Company (as amended or supplemented from time to time, in accordance with this Section 8.2, the “Proxy Statement”). Parent and the Company shall cooperate with one another in connection with the preparation of the Proxy Statement and Parent shall furnish all information concerning Parent and Merger Sub as the Company may reasonably request in connection with the preparation of the Proxy Statement, including such information that is required by the Exchange Act to be set forth in the Proxy Statement. Each of the parties will cause the information to be supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders’ Meeting, not to contain any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and the Company shall each use commercially reasonable efforts to respond as promptly as reasonably practicable to, and resolve all comments received from, the SEC (or its staff) concerning the Proxy Statement, and to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

(b)    Each of Parent and the Company shall as promptly as reasonably practicable notify the other of (i) the receipt of any comments from the SEC (or its staff) and all other written correspondence and oral communications with the SEC (or its staff) relating to the Proxy Statement and (ii) any request by the SEC (or its staff) for any amendment or supplement to the Proxy Statement or for additional information with respect thereto, and shall supply the other with copies of all material correspondence between the Company, Parent or any of their respective Representatives, on the one hand, and the SEC (or its staff), on the other hand, with respect to the Proxy Statement. All filings by the Company with the SEC (or its staff), responses to any comments from the SEC (or its staff) and all mailings to the stockholders of the Company in connection with the Merger and the other transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto, shall be subject to the reasonable prior review and comment of Parent which comments the Company shall consider in good faith. All filings by Parent with the SEC in connection with the transactions contemplated hereby shall be subject to the reasonable prior review and comment of the Company which comments Parent shall consider in good faith.

(c)    If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement, prepared in accordance with Section 8.2(b), describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

Section 8.3    Company Stockholders’ Meeting. The Company shall, in accordance with its Constituent Documents and Applicable Law, promptly and duly establish a record date and call, give notice of and convene as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC, a meeting of the stockholders of the Company (including any adjournments and postponements thereof, the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval and shall, unless the Company Board has effected an Adverse Recommendation Change, (a) recommend to the stockholders of the Company that the stockholders of the Company vote in favor of adoption of this Agreement and that the Company Stockholder Approval be given (the “Recommendation”) and include in the Proxy Statement the Recommendation and (b) use commercially reasonable efforts to solicit such adoption. The Company may postpone, recess or adjourn the Company Stockholders’ Meeting (i) with the consent of Parent, (ii) if the Company is unable to obtain a quorum of its stockholders at the Company Stockholders’ Meeting, (iii) after consultation with Parent and, without the consent of Parent, on no more than two (2) occasions for up to ten (10) Business Days each, to allow additional solicitation of votes if necessary in order to obtain the Company Stockholder Approval or (iv) to allow additional time for the filing and distribution of any amended or supplemental disclosure which the Company Board has determined in good faith (after consultation with outside counsel and Parent) is necessary or advisable under Applicable Law and for such amended or supplemental disclosure to be reviewed by the stockholders of the Company prior to the Company Stockholders’ Meeting; provided that the Company shall, if requested by Parent, postpone, recess or adjourn the Company Stockholders’ Meeting (x) for the absence of quorum or (y) for up to ten (10) Business Days to allow additional solicitation of votes if necessary in order to obtain the Company Stockholder Approval. The Company agrees that no matters shall be brought before the Company Stockholders’ Meeting other than the adoption of this Agreement, any related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes).

Section 8.4    Acquisition Proposals.

(a)    Notwithstanding anything to the contrary contained in this Section 8.4, during the period commencing on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on the forty-sixth (46th) day following the date hereof (the “No-Shop Period Start Date”), the Company and the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly, (i) solicit, initiate, facilitate or encourage any Alternative Transaction Proposal, including by way of furnishing information with respect to the Company and the Company Subsidiaries to the Person making such Alternative Transaction Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided that a copy of all such information not previously provided to Parent (or its Representatives) is provided to Parent as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours) after such information has been furnished to such Person (or its Representatives) and (ii) participate in discussions or negotiations with respect to any Alternative Transaction Proposal or otherwise cooperate in connection with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Alternative Transaction Proposal; provided that, prior to the No-Shop Period Start Date, the Company shall not, shall cause each Company Subsidiary not to, and shall direct and use commercially reasonable efforts to cause its and their respective Representatives not to, directly or indirectly, take any of the actions described in the immediately preceding clauses (i) and (ii) with respect to any Person who is, to the Knowledge of the Company, an Identified Sponsor Investor.

(b)    On the No-Shop Period Start Date, the Company shall, shall cause each Company Subsidiary to, and shall direct and use commercially reasonable efforts to cause its and their respective Representatives to (x) immediately cease any solicitation, facilitation, encouragement, discussion, negotiation or cooperation with respect to any Alternative Transaction Proposal and (y) immediately instruct each Person (other than (1) Parent, its Affiliates, the Identified Sponsor Investors and its and their respective Representatives and (2) as expressly directed in writing by Parent) that has previously executed a confidentiality agreement in connection with such Person’s consideration of an Alternative Transaction Proposal to promptly return to the Company or destroy any non-public information previously furnished to such Person or to such Person’s Representatives by or on behalf of the Company or any of the Company Subsidiaries and immediately terminate the access of each such Person and its Representatives to any electronic data room maintained by or on behalf of the Company or any of the Company Subsidiaries. From the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except as otherwise provided in this Section 8.4, the Company shall not, shall cause each Company Subsidiary not to, and will direct and use commercially reasonable efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any Alternative Transaction Proposal or (ii) other than with Parent, Merger Sub or their respective Representatives and other than to inform any Person of the provisions of this

Section 8.4, (A) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Alternative Transaction Proposal or (B) enter into any Alternative Transaction Agreement. Notwithstanding the foregoing or any other provision of this Section 8.4 to the contrary, if at any time after the No-Shop Period Start Date and prior to receipt of the Company Stockholder Approval, the Company or any Company Subsidiary receives an Alternative Transaction Proposal that did not result from a material breach of this Section 8.4, the Company and the Company Board may (directly or through their respective Representatives) (A) contact such Person and its advisors for the purpose of clarifying the proposal and any material terms and conditions and likelihood of consummation thereof, so as to determine whether such proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) if the Company Board determines in good faith, after consultation with its legal counsel and financial advisors and based on information then available, that such Alternative Transaction Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, the Company Board may (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Alternative Transaction Proposal (and its Representatives) pursuant to an executed Acceptable Confidentiality Agreement; provided that a copy of all such information not previously provided to Parent (or its Representatives) is provided to Parent as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours) after such information has been furnished to such Person (or its Representatives) and (y) participate in discussions or negotiations with the Person making such Alternative Transaction Proposal (and its Representatives) regarding such Alternative Transaction Proposal. Notwithstanding the occurrence of the No-Shop Period Start Date, the Company and its Representatives may continue to engage in the activities described in this Section 8.4(b) with respect to any Exempted Person, including with respect to any amended proposal submitted by any Exempted Person, so long as such Person continues to be an Exempted Person, following the No-Shop Period Start Date until the earlier of 12:01 a.m. (New York City time) on the one-hundred and sixth (106th) day following the date hereof (the “Cut Off Time”) and the time that such Exempted Person ceases to be an Exempted Person; provided that the Company, each Company Subsidiary, and each of its and their respective Representatives comply in all material respects with the requirements of this Section 8.4, including the information requirements of Section 8.4(g).

(c)    Except as otherwise provided by this Section 8.4, the Company Board shall not directly or indirectly: (i) (A) withdraw (or qualify, amend or modify in a manner materially adverse to Parent) or publicly propose to withdraw (or qualify, amend or modify in a manner materially adverse to Parent), the Recommendation or fail to include the Recommendation in the Proxy Statement, (B) recommend, adopt, approve, endorse or publicly propose to recommend, adopt, approve or endorse, any Alternative Transaction Proposal, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Transaction Proposal subject to Regulation 14D under the Exchange Act, or (D) if an Alternative Transaction Proposal other than an Alternative Transaction Proposal subject to Regulation 14D shall have been publicly announced or disclosed, fail to recommend against such Alternative Transaction Proposal or fail to reaffirm the Recommendation on or prior to the earlier of ten (10) Business Days after such Alternative Transaction Proposal shall have been publicly announced or disclosed or five (5) Business Days prior to the Company Stockholders’ Meeting (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any Company Subsidiary to execute or enter into or adopt or approve, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition Contract, option Contract, joint venture Contract, partnership Contract or other similar Contract, arrangement or understanding other than an Acceptable Confidentiality Agreement (each, an “Alternative Transaction Agreement”) (A) constituting or that would reasonably be expected to lead to any Alternative Transaction Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s compliance in all material respects with the other provisions of this Section 8.4 (including Section 8.4(e)), as applicable, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Superior Proposal that did not result from a breach of this Section 8.4 or an Intervening Event, make an Adverse Recommendation Change if the Company Board determines in good faith, after consultation with its legal counsel and financial advisors, that the failure to take such action would be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under Applicable Law.

(d)    Without limiting Section 8.4(c), in response to an Alternative Transaction Proposal that the Company Board determines in good faith, after consultation with its legal counsel and financial advisors, constitutes a Superior Proposal, the Company may terminate this Agreement pursuant to Section 10.1(h) and this Section 8.4(d) and, concurrently with such termination, may enter into an Alternative Transaction Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 10.1(h) and this Section 8.4(d) unless the Company (i) complies with its obligations set forth in this Section 8.4 (including Section 8.4(e)) and (ii) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 10.3(a)(i) prior to or concurrently with such termination.

(e)    Notwithstanding anything to the contrary contained in this Agreement, the Company Board shall not be entitled to either (x) make an Adverse Recommendation Change pursuant to Section 8.4(c) or (y) terminate this Agreement pursuant to Section 10.1(h) and Section 8.4(d), unless (i) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to take such action and specifies in reasonable detail the potential reasons therefor and (A) if relating to a Superior Proposal, is in accordance with Section 8.4(g) and (B) if relating to an Intervening Event, reasonably describes the Intervening Event, and (ii) (A) during such four (4) Business Day period, if requested by Parent, the Company shall have engaged, and shall have caused its Representatives to engage, in good faith negotiations with Parent during such notice period, to the extent Parent wishes to negotiate and so long as Parent is negotiating in good faith, to enable Parent to propose revisions to the terms of this Agreement, (B) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent during such four (4) Business Day period, (C) (1) with respect to a Superior Proposal, the Company Board shall have determined in good faith, after consultation with its legal counsel and financial advisors, that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments to this Agreement were to be given effect and that failure to make an Adverse Recommendation Change or terminate this Agreement would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law, and (2) with respect to an Intervening Event, the Company Board, after consultation with the Company’s legal counsel and financial advisors, shall have determined in good faith that failure to make an Adverse Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law, and (D) in the event of any change to (1) any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of a Superior Proposal, or (2) the facts or circumstances relating to an Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) of this proviso shall commence (except that the four (4) Business Day notice period referred to in clauses (i) and (ii) above shall instead be equal to two (2) Business Days) during which time the Company shall be required to comply with the requirements of this Section 8.4(e) anew with respect to such additional notice, including clauses (i) and (ii) above of this Section 8.4(e); and provided that the Company has complied in all material respects with its obligations under this Section 8.4.

(f)    Notwithstanding anything to the contrary contained herein, the Company or the Company Board, directly or indirectly through their respective Representatives, shall be permitted to (i) take or disclose any position or disclose any information reasonably required under Applicable Law or in compliance with or otherwise complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any Alternative Transaction Proposal, (ii) make any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company’s stockholders) or take a neutral or no position with respect to any Alternative Transaction Proposal, and (iii) waive any “standstill” or similar provision in order to permit a Person to make an Alternative Transaction Proposal to the Company Board in a confidential manner, if and only if the Company Board shall have determined in good faith, after consultation with its legal counsel and financial advisors, the failure to so waive would be inconsistent with the directors’ fiduciary duties under Applicable Law.

(g)    On the No-Shop Period Start Date, the Company shall notify Parent of the number and identity of each of the Exempted Persons from whom the Company or any of its Representatives has received an Alternative Transaction Proposal or any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) who inquired about or requested information in connection with its consideration of any Alternative Transaction Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and the material terms and conditions of any such Alternative Transaction Proposal received (including any changes thereto). From and after the No-Shop Period Start Date, the Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing of any Alternative Transaction Proposal or any inquiry or request for information relating to the Company or the Company Subsidiaries that would reasonably be expected to lead to an Alternative Transaction Proposal, including the identity of the Person making the Alternative Transaction Proposal and the material terms and conditions of any such Alternative Transaction Proposal (including an unredacted copy of such Alternative Transaction Proposal, or where such Alternative Transaction Proposal is not in writing, a description of the terms thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status of discussions or negotiations relating to such Alternative Transaction Proposal (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any proposals, indications of interest, and/or draft Contracts relating to such Alternative Transaction Proposal).

Section 8.5    Appropriate Action; Consents; Filings.

(a)    Subject to the terms and conditions herein provided, the Company, Parent and Parent’s Affiliates, including Merger Sub, shall, without limiting the proviso to Section 8.5(b), (i) use reasonable best efforts to take all steps reasonably necessary, and proceed diligently and in good faith, and obtain as promptly as reasonably practicable any necessary consents, approvals, waivers, licenses, permits, franchises, certificates, registrations, variances, exemptions and authorizations of, and actions or nonactions by, and make as promptly as practicable all necessary filings, submissions and declarations with, any Governmental Entity or other third party necessary in connection with the consummation of the transactions contemplated by this Agreement, including, if applicable, requesting expedited treatment for any such filings, submissions and declarations, (ii) use reasonable best efforts to (A) avoid a claim, suit, petition to deny, objection, proceeding, investigation or other action, whether judicial or administrative and whether brought by a Governmental Entity or other third party, and (B) avoid the entry of, or to effect the dissolution of, any injunction, stay, temporary restraining order or other order in any such claim, suit, petition to deny, objection, proceeding, investigation or other action, in each case, challenging this Agreement or the transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to avoid or eliminate any impediment under any Applicable Law, or any regulatory and operational authorizations and arrangements necessary to own or operate the assets of the Company and the Company Subsidiaries that may be asserted by any Governmental Entity (including the United States Department of Justice, Antitrust Division, the Federal Trade Commission or FERC) or other third party, (iii) use reasonable best efforts to cooperate with each other in (A) determining which filings, submissions and declarations are required to be made prior to the Effective Time with, and which consents, approvals, waivers, licenses, permits, franchises, certificates, registrations, variances, exemptions or authorizations, actions or non-actions, are required to be obtained prior to the Effective Time from, Governmental Entities or other third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings, submissions and declarations and timely seeking all such consents, approvals, waivers, licenses, permits, franchises, certificates, registrations, variances, exemptions or authorizations, actions or non-actions, (iv) use reasonable best efforts to cause the conditions to the Merger set forth in Article IX to be satisfied as promptly as reasonably practicable and (v) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. In connection with the foregoing and to the extent not prohibited by Applicable Law, the Company, on the one hand, will provide Parent, and Parent, on the other hand, will provide the Company, with copies of any material correspondence, filing or communication between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Prior to submitting or making any such correspondence, filing or communication to any such Governmental Entity or members of their respective staffs, the parties shall, to the extent not prohibited by Applicable Law, first provide the other party with a copy of such correspondence, filing or communication in draft form and give such other party a reasonable opportunity to discuss its content before it is submitted or filed with the relevant Governmental Entities, and shall consider and take account of all reasonable comments timely made by the other party with respect thereto. To the extent not prohibited by Applicable Law, each of the parties shall ensure that the other party is given the opportunity to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall the Company or any of the Company Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration or incur any liability in connection with the transactions contemplated by this Agreement under any Contract other than de minimis amounts or amounts that are advanced or reimbursed substantially simultaneously by Parent.

(b)    For purposes of this Section 8.5, “reasonable best efforts” shall include (i) vigorously defending, contesting and objecting to any claims, suits, petitions to deny, objections, proceedings, investigations or other actions, whether judicial or administrative and whether brought by a Governmental Entity or any third party challenging this Agreement or the transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement, (ii) executing settlements, undertakings, consent decrees, stipulations or other agreements, (iii) selling, divesting, holding separate or otherwise conveying any particular assets or categories of assets or businesses of Parent or its Affiliates, (iv) agreeing to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of the Company or any Company Subsidiary contemporaneously with or subsequent to the Closing, (v) permitting the Company to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of the Company or any Company Subsidiary prior to the Closing, (vi) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or its Affiliates, (vii) agreeing to terminate, relinquish, modify or waive existing relationships, ventures, contractual rights, obligations or other arrangements of the Company or any Company Subsidiary contemporaneously with or subsequent to the Closing, (viii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or its Affiliates, (ix) agreeing to create any relationships, ventures, contractual rights, obligations or other arrangements of the Company or any Company Subsidiary contemporaneously with or subsequent to the Closing, (x) taking or committing to take actions that after the Closing Date would limit the freedom of action of Parent or its Affiliates (including the Surviving Corporation) with respect to, or its or their ability to retain, one or more of its or their businesses, product lines or assets and (xi) taking any other action as may be required by a Governmental Entity in order to (A) obtain all necessary consents, approvals, waivers, licenses, permits, franchises, certificates, registrations, variances, exemptions and authorizations of, and actions and non-actions by, any Governmental Entity or other third party as promptly as reasonably possible, but in any event before the Outside Date, or (B) effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date; provided, however, that the Company and the Company Subsidiaries, Parent and its Affiliates shall not be required to take any such actions contemplated in clauses (i) through (xi) above which would (1) bind the Company or the Company Subsidiaries in respect of any matter if the Closing does not occur, (2) require Parent, its Affiliates, the Company or the Company Subsidiaries to, or to agree to, sell, divest, hold separate or otherwise convey any material portion of the Geysers Assets, taken as a whole, contemporaneously with or subsequent to the Closing, (3) require Parent, its Affiliates, the Company or the Company Subsidiaries to, or to agree to, terminate, relinquish, modify or waive existing material relationships, ventures, contractual rights, obligations or other material arrangements relating to the Geysers Assets or (4) otherwise adversely affect Parent’s ability to own or operate the Geysers Assets in any material respect.

(c)    Subject to the terms and conditions herein provided and without limiting the foregoing, each of the Company and Parent agrees (and shall cause their respective Subsidiaries and Affiliates that are required by Applicable Law to be a party thereto or supply information or documentary material in connection therewith) to: (i) file with the United States Department of Justice and the Federal Trade Commission its Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, including the Merger, as soon as practicable and in any event within ten (10) Business Days after the date hereof (or such other period as may be agreed in writing by the parties); (ii) file with FERC such filings as are required to be made with respect to the FERC Approval; and (iii) file with the applicable Governmental Entities such other filings, submissions and declarations as are required to be made with respect to the approvals set forth in Section 5.5(a) of the Company Disclosure Letter that are required in advance of Closing, in each case of clauses (ii) and (iii), no later than thirty (30) days after the date of this Agreement (or such other period as may be agreed in writing by the parties).

(d)    Any filing fees payable under the HSR Act relating to the transactions contemplated hereby shall be borne by Parent or Merger Sub, as applicable.

(e)    Parent agrees to take the actions set forth in Section 8.5(e) of the Parent Disclosure Letter and that it shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) acquire or agree to acquire any assets or business or (ii) acquire or agree to acquire, or be acquired or agree to be acquired by, whether by merger, consolidation, by purchasing any portion of the assets of or equity in, or by any other manner, any business or any Person or division thereof owning, operating or otherwise controlling any assets or business, if the entering into of a definitive agreement relating thereto or the consummation of such acquisition, merger or consolidation would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

Section 8.6    Public Announcements; Public Disclosures.

(a)    The Company, Parent and Merger Sub agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent. Following such initial press release announcing the execution and delivery of this Agreement, Parent and the Company will consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any applicable securities exchange, will not issue any such press release or make any such public statement without the prior written consent of the other party (which consent shall not be unreasonably delayed, conditioned or withheld); provided that the Company shall be permitted (without consulting with, or obtaining the consent of, Parent) to make such statements and announcements to its employees as the Company shall deem to be reasonably necessary. Notwithstanding the foregoing, (a) nothing in this Section 8.6(a) shall limit the Company’s or the Company Board’s rights under Section 8.4, (b) the Company will no longer be required to consult with Parent in connection with any such press release or public statement if the Company Board has made any Adverse Recommendation Change and (c) the requirements of this Section 8.6(a) shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding the foregoing (or anything in the Confidentiality Agreement to the contrary), nothing in this Agreement shall restrict the ability of Parent or any of its Affiliates from making ordinary course disclosures to current or prospective general or limited partners, equity holders, members, managers and investors of Parent or its Affiliates, in each case, who are subject to customary confidentiality restrictions. After the date of this Agreement, Parent shall, upon the Company’s or any credit rating agency’s request, make affirmative public statements regarding its intention to maintain the capital structure of the Surviving Corporation in a manner consistent with Section 8.6(a) of the Company Disclosure Letter.

(b)    After the date of this Agreement, none of Parent, Merger Sub, and their respective Affiliates, on the one hand, and the Company and the Company Subsidiaries, on the other hand, shall take any action (including making any public statements) with the intent of causing a Rating Event or with respect to which such Party should have reasonably known that such action would cause a Rating Event.

Section 8.7    Employee Matters.

(a)    Parent agrees that, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, with respect to each employee of the Company and the Company Subsidiaries who is employed by the Company or any Company Subsidiary as of immediately prior to the Effective Time (each, a “Company Employee”), (i) base salary and incentive compensation opportunities (including annual bonus opportunities and long-term incentive opportunities) which are no less favorable than the base salary and incentive compensation opportunities (including, for the avoidance of doubt, the value of equity-based incentive opportunities; provided that, for the avoidance of doubt, Parent may provide or cause to be provided the value of such equity-based incentive opportunities in a form other than equity) provided by the Company and the Company Subsidiaries immediately prior to the Effective Time to such Company Employee, (ii) pension and welfare benefits and perquisites that are no less favorable in the aggregate to those provided by the Company and the Company Subsidiaries immediately prior to the Effective Time to such Company Employee and (iii) severance benefits that are no less favorable than the severance benefits provided by the Company and the Company Subsidiaries immediately prior to the Effective Time; provided, however, that no change-in-control, special retention or other special or non-recurring compensation or benefits provided prior to the Closing Date shall be taken into account for purposes of this covenant; provided, further, however, that nothing in this Agreement shall prohibit the Surviving Corporation from terminating the employment of any Company Employee.

(b)    For purposes of vesting, benefit accrual, vacation and sick time credit and eligibility to participate (but not for benefit accrual purposes under any defined benefit pension plan) under the employee benefit plans, programs and policies of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Benefit Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing,

Parent shall cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan. Parent shall cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year.

(c)    Parent or the Surviving Corporation shall pay, or shall cause one of its Subsidiaries to pay, each Company Employee who is terminated without cause (as determined pursuant to the applicable Company Benefit Plan or as otherwise similarly determined by Parent or the Surviving Corporation in its reasonable discretion) during the period commencing on Closing and ending on the date on which bonuses under the annual incentive plans listed in Section 5.16(a) of the Company Disclosure Letter are actually paid, in addition to any severance to which such Company Employee is otherwise entitled pursuant to any Company Benefit Plan, a pro-rata bonus for the fiscal year in which the Effective Time occurs based on the greater of target or actual achievement of pro-rata performance targets for the number of days that have elapsed in such fiscal year as of such Company Employee’s date of termination, and with the bonus amount to be the pro-rated portion of a full annual bonus.

(d)    Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of the Company Benefit Plans will occur upon the Effective Time. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor and assume in accordance with their terms each Company Benefit Plan; provided that nothing herein shall prevent Parent or the Surviving Corporation from amending or terminating any Company Benefit Plan in accordance with its terms. Parent acknowledges that the transactions contemplated hereby shall automatically result in an assumption by the Surviving Corporation of the obligations of the Company and the Company Subsidiaries under the collective bargaining agreements set forth on Section 5.17(a) of the Company Disclosure Letter, including the successorship provisions therein.

(e)    Notwithstanding anything in this Section 8.7 to the contrary, nothing in this Agreement (i) is intended to create any third-party beneficiary rights in any employee of the Company or any of the Company Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Company

Employee by Parent or the Company or under any benefit plan which Parent or the Company may maintain, (ii) shall be treated as an establishment, amendment or other modification of any Company Benefit Plan or any employee benefit plan of Parent or the Company or (iii) shall limit the right of Parent or the Company to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan following the Closing Date.

Section 8.8    Company Indemnification Provisions.

(a)    Without limiting any additional rights that any director, officer, trustee, employee or agent may have under any employment or indemnification agreement or under the Company’s Constituent Documents, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (i) indemnify and hold harmless each person who was, is at the date of this Agreement or becomes during the period from the date of this Agreement through the Closing Date (A) a director or officer of the Company or the Company Subsidiaries, (B) a director, officer or trustee of another entity (but only to the extent that such person is or was serving in such capacity at the request of the Company) or (C) an employee or agent of the Company or any Company Subsidiary (collectively, the “Indemnified Parties”), in connection with any threatened, asserted, pending or completed action, suit or proceeding, whether instituted by any party hereto, any Governmental Entity or any other Person, and whether civil, criminal, administrative, investigative or otherwise, and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom arising out of acts or omissions or otherwise relating to, matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent or fiduciary of the Company, any of the Company Subsidiaries or any employee benefit plan (within the meaning of Section 3(3) of ERISA) maintained by any of the foregoing or any other Person at or prior to the Effective Time (each, an “Indemnification Claim”) and (ii) promptly pay on behalf of or, within five (5) Business Days after any request for advancement, advance to each of the Indemnified Parties any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Indemnification Claim in advance of the final disposition of such Indemnification Claim (including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement relating to such Indemnification Claim), in each case of (i) and (ii), to the same extent such Indemnified Parties are entitled to indemnification and/or expense advancement as of the date of this Agreement by the Company or such Company Subsidiary pursuant to Applicable Law, the Company’s or the Company Subsidiaries’ Constituent Documents or any indemnification agreements in existence on the date of this Agreement and made available to Parent prior to the date hereof. The indemnification and advancement obligations of the Surviving Corporation pursuant to this Section 8.8(a) shall extend to acts or omissions occurring at or before the Effective Time and any Indemnification Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any Indemnification Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be (A) a director or officer of the Company or any Company Subsidiary, (B) a director, officer or trustee of another entity (but only to the extent that such person is or was serving in such capacity at the request of the Company or any Company Subsidiary) or (C) an employee or agent of the Company or any Company Subsidiary after the date of this Agreement, and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives, in each case, in accordance with the terms hereof. Parent shall not permit the Surviving Corporation to settle, compromise or consent to the entry of any judgment in any Indemnification Claim in respect of which indemnification has been or would reasonably be expected to be sought by such Indemnified Party hereunder, unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Indemnification Claim and does not include an admission of fault or wrongdoing by any Indemnified Party, or such Indemnified Party otherwise consents thereto. Parent shall, for the period of time beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, cause the Constituent Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the Indemnified Parties than those set forth in the Constituent Documents of the Company and the Company Subsidiaries as of the date of this Agreement, which provisions shall not, for the period of time beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Parties. Notwithstanding anything herein to the contrary, this Section 8.8 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries.

(b)    The Company may obtain, prior to the Effective Time, a single payment, run-off policy or policies of directors’ and officers’, employee practices and fiduciary liability insurance covering the Persons currently covered by the Company’s existing directors’ and officers’, employee practices and/or fiduciary liability insurance policies for claims arising in respect of actual or alleged errors, misstatements, acts, omissions or any matter claimed against any such Person occurring prior to the Effective Time in amount and scope no less favorable, in the aggregate, than the Company’s existing policies, such policy or policies to become effective at the Effective Time and remain in effect for a period of six (6) years following the Effective Time; provided, however, that the premium for such run-off policy or policies shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers’, employee practices and fiduciary liability insurance policies. If such run-off policy or policies shall have been obtained by the Company prior to the Effective Time, Parent shall cause such policy or policies to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving

Corporation. If the Company for any reason does not obtain such run-off policy or policies as of the Effective Time, Parent shall obtain, or cause the Surviving Corporation to obtain, and remain in effect for a period of six (6) years following the Effective Time such run-off policy or policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier; provided, however, that, if such run-off policy or policies cannot be obtained or can be obtained only by paying aggregate premiums in excess of three hundred percent (300%) of such amount, Parent or the Surviving Corporation, as the case may be, shall only be required to obtain as much coverage as can be obtained by paying a premium equal to three hundred percent (300%) of such amount.
(c)    If the Surviving Corporation or any of its or their successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, shall assume all of the obligations set forth in this Section 8.8(c).
(d)    The provisions of this Section 8.8(d) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their respective Representatives. Notwithstanding any other provision of this Agreement to the contrary, this Section 8.8 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and their respective Subsidiaries. Parent shall cause the Surviving Corporation to pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 8.8.
Section 8.9    Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to comply with this Agreement, perform its obligations under this Agreement and to consummate the Merger, in each case, on the terms and subject to the conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments, or incur or guarantee any indebtedness or liabilities, in each case, other than as specifically contemplated by this Agreement.
Section 8.10    State Takeover Laws. None of the Company, the Company Subsidiaries or the Company Board shall take any action that would result in any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation (collectively, “Anti-Takeover Laws”) becoming applicable to the Merger and, if any Anti-Takeover Law is or becomes applicable to the Merger, the parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Merger.
Section 8.11    Financing.
(a)    From and after the date hereof until the Closing or the earlier termination of this Agreement pursuant to Section 10.1, Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments (including complying with any request exercising so-called “market flex” provisions contained therein and paying for any refinancing of any outstanding indebtedness of the Company and/or the Company Subsidiaries contemplated herein or therein in full, including all fees and expenses related thereto), including using their reasonable best efforts to (i) maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions thereof, (ii) satisfy on a timely basis all conditions and material obligations applicable to Parent and its Affiliates to obtaining the Financing (including by consummating the Equity Financing pursuant to the terms of the Equity Financing Commitments), (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions that, in the aggregate, are no less favorable to Parent than the terms and conditions contained in the Debt Financing Commitments so that such agreements are effective no later than the Closing, (iv) consummate the Financing at or prior to the Closing Date, (v) seek to enforce its rights under the Debt Financing Commitments in the event of a breach thereof by the applicable Debt Financing Sources and (vi) in the event that all conditions in the Debt Financing Commitments (other than the availability or funding of any Equity Financing) have been satisfied, seek to cause the lenders and other Persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transaction contemplated hereby. Parent shall keep the Company informed, upon reasonable request, with respect to all material activity concerning the status of the Financing and provide to the Company copies of substantially final and final drafts of the definitive documents for the Financing and shall give the Company prompt written notice (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to any Financing Commitment or definitive document related to the Financing of which Parent or any of its Affiliates become aware and (B) of the receipt by Parent of any notice or other communication from any party to any Financing Commitment with respect to any material breach, default or repudiation, cancellation or termination by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing (it being understood that any breach or default under any Financing Commitment that would reasonably be expected to prevent, impair or delay in any material respect the availability of the Financing or the consummation of the transactions contemplated by this Agreement or result in any condition precedent to the Financing not being satisfied shall be deemed to be material for purposes of this sentence). Parent and its Affiliates shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), agree to any amendment, supplement, or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements relating to the Financing if such amendment, supplement, or modification would (A) reduce (or have the effect of reducing) the aggregate amount of the Financing such that, after taking into account any equity contributions, co-investments or alternative financing expected to be made and Parent’s cash on hand, Parent does not have sufficient cash proceeds to consummate the Merger or (B) add conditions to the Financing or amend, replace, supplement or modify any conditions to the Financing relative to the conditions in the Financing Commitments as in effect as of the date hereof, in each case, in a manner that would reasonably be expected to prevent, materially impair or delay the availability of the Financing or the consummation of the transactions contemplated by this Agreement when required pursuant to Section 2.2; provided that the Debt Financing Commitments may be amended to add or substitute additional Debt Financing Sources to the extent any such amendment would not result in any of the matters described in sub-clauses (A) and (B) above, (C) adversely affect the ability of Parent or Merger Sub to enforce or cause the enforcement of their respective rights under the Debt Financing Commitments or the definitive documents with respect to the Debt Financing relative to their respective ability to enforce or cause the enforcement of their rights under the Debt Financing Commitments or the definitive agreements with respect to the Debt Financing as of the date hereof or (D) prevent or materially impair or delay the availability of the Bridge Financing or the consummation of the Merger when required pursuant to Section 2.2. Parent shall furnish to the Company a copy of any amendment, supplement, replacement, modification, waiver or consent of or relating to the Financing Commitments reasonably promptly upon execution thereof, and the term “Financing Commitments” shall mean the Financing Commitments as so amended, supplemented, replaced or modified, including any Alternative Financing. Each of Parent and Merger Sub acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent or Merger Sub’s ability to obtain the financing (or any alternative financing) or any specific term with respect to such financing. From and after the date hereof until the Closing or the earlier termination of this Agreement pursuant to Section 10.1, in the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated by the Debt Financing Commitments for any reason, (A) Parent shall promptly notify the Company in writing and (B) Parent and its Affiliates shall use their reasonable best efforts to arrange to obtain alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount that, after taking into account any equity contributions, co-investments or alternative financings expected to be made and Parent’s cash on hand, is sufficient to consummate the transactions contemplated by this Agreement promptly following the occurrence of such event, which Alternative Financing would not reasonably be expected to prevent, materially impair or delay the consummation of the Merger when required pursuant to Section 2.2. For the purposes of this Section 8.11, any reference to “Debt Financing,” “Financing” or “Debt Financing Commitments” shall include any Alternative Financing required by this Section 8.11. Notwithstanding anything to the contrary contained in this Agreement, Parent and Merger Sub shall be deemed to have complied with its obligations under this Section 8.11 for all purposes of this Agreement if the Closing shall have occurred. Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, cooperation reasonably requested by Parent in connection with the arrangement, placement or completion of the Equity Financing. Notwithstanding anything to the contrary in this Agreement, (i) Parent and/or its Affiliates may replace, amend, amend and restate, supplement, modify or terminate the Bridge Financing Commitment and/or or any definitive documents relating to the Bridge Financing Commitment (including the Bridge Financing Commitments) to reduce or terminate (as applicable) the commitments thereunder on a proportionate basis in connection with any additional equity commitments raised by Parent and/or its affiliates at any time between the date hereof and Closing, and (ii) Parent’s and its Affiliates’ obligations (if any) with respect to the Revolving Financing shall be deemed satisfied in full, and neither Parent nor any of its Affiliates shall have any further obligations in respect thereof, if (A) approval by the requisite Revolving Lenders of the Revolver Amendment is received on or prior to Closing and (B) the Revolver Amendment is executed and delivered by all parties thereto and is fully effective subject solely to the concurrent closing of the Merger and the payment of fees under the Revolver Amendment (and all representations and warranties by or on behalf of Parent and/or its Affiliates with respect to the Revolver Financing, the Revolver Financing Commitments and the transactions contemplated by the foregoing shall be deemed qualified in all respects by the foregoing).

(b)    Prior to the Closing, the Company shall, and shall cause the Company Related Parties to, use commercially reasonable efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, cooperation reasonably requested by Parent in connection with the arrangement, syndication, placement or completion of the Debt Financing, including using commercially reasonable efforts to (i) participate in a reasonable number of meetings, presentations, due diligence sessions and sessions with rating agencies in connection with the Debt Financing, (ii) assist Parent and the Debt Financing Sources in the preparation of (A) any bank information memoranda (including the delivery of customary authorization letters) and similar marketing documents and (B) materials for rating agency presentations, in each case, including public and private versions of such documents (to the extent applicable), and in connection with the marketing, syndication and arrangement of, and/or satisfying the conditions to the Debt Financing that are within the Company’s control, (iii) reasonably cooperate with the marketing efforts of Parent and the Debt Financing Sources in connection with the Debt Financing, (iv) assist Parent in connection with the preparation of an appropriately completed joinder substantially in the form of Exhibit A to the Intercreditor Agreement (as defined in the Revolving Credit Agreement) (it being understood that the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and no liability shall be imposed on the Company or officers or employees involved), (v) provide, subject to a request made no later than ten (10) Business Days prior to Closing, at least three (3) Business Days in advance of Closing, to Parent, any Debt Financing Source or any their respective stockholders, members, partners, managers, officers, directors, employees, agents, advisors, representatives, successors or permitted assigns who have a need to know and who are subject to appropriate confidentiality obligations such information in connection with the transactions contemplated hereby, with financial and other information (including “know your customer” information and information related to anti-money laundering rules and regulations including the USA PATRIOT Act and other similar information) in the Company’s possession, including all financial statements, financial data and audit reports of the type reasonably requested by Parent or the Debt Financing Sources; and (vi) solely with respect to the Revolving Credit Agreement, if the required revolving lender consent to effect the Revolver Amendment is not obtained in advance thereof, deliver notices of prepayment within the time period required by the Revolving Credit Agreement.

(c)    The parties hereto acknowledge and agree that Parent and Merger Sub will control and manage all aspects of the Revolver Amendment (including the terms and conditions thereof, and any fees and concessions related thereto) so long as the Revolver Amendment does not become fully effective until the Closing; provided that Parent and Merger Sub will reasonably consult with the Company regarding the Revolver Amendment, and give the Company the opportunity to review and comment upon any proposed draft of the Revolver Amendment, which comments Parent and Merger Sub shall consider and implement in good faith. Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, provide to Parent and Merger Sub, at Parent’s sole cost and expense, cooperation reasonably requested by Parent in connection with the Revolver Amendment and the consummation of the transactions contemplated by the Engagement Letter, which cooperation shall include, (i) maintaining in effect the Engagement Letter, enforcing its rights thereunder and satisfying on a timely basis, and otherwise complying with, all conditions and obligations therein applicable to the Company, (ii) using commercially reasonable efforts to assist in the consummation and effectiveness of the Revolver Amendment (including by reasonably cooperating with Parent and Merger Sub to (A) facilitate direct communication among Parent, the arrangers under the Engagement Letter and Revolving Lenders, (B) assist with the process of obtaining approval of the Revolver Amendment from Revolving Lenders, (C) assist in the preparation of any bank information memoranda (including the delivery of customary authorization letters) and similar marketing documents (including public and private versions of such documents to the extent applicable), and (D) participate in a reasonable number of lender meetings and presentations, in each case, in connection with the Revolver Amendment, (iii) using commercially reasonable efforts to cooperate with Parent and Merger Sub to provide, execute and deliver (or furnish, as applicable) the Revolver Amendment, reaffirmation documents, commitment reduction notices and such other documents and instruments as are reasonably requested by Parent or the parties to the Engagement Letter in connection with the Revolver Amendment, in each case, in such forms as shall be reasonably acceptable to Parent, and providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (iv) if requested by Parent, reasonably cooperating with Parent to cause, at or prior to Closing, the administrative agent and the collateral agent under the Revolving Credit Agreement to execute and deliver the Revolver Amendment so long as effectiveness of the Revolving Credit Agreement is conditioned upon the Closing.

(d)    Notwithstanding the foregoing, (i) such requested cooperation shall not unreasonably interfere with the ongoing business and operations of the Company or any of its Affiliates, (ii) neither the Company nor any of its Subsidiaries shall be required to bear any cost or expense, pay any commitment or other fee or incur any other liability or obligation or agree to provide any indemnity in connection with the Debt Financing or the Revolver Amendment unless and until the Closing occurs, (iii) Parent shall be solely responsible for Barclays Bank PLC’s legal fees and expenses due and owing under the Engagement Letter and (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that would (x) be beyond the reasonable control of the Company, (y) conflict with or violate the Company’s or its Subsidiaries’ Constituent Documents or any Applicable Laws or (z)

impose personal liability on the Company’s or its Subsidiaries’ respective officers or employees involved. The Company hereby consents to the use of its and its Subsidiaries’ logos in marketing materials prepared in connection with the Revolver Amendment and the Debt Financing; provided that such logos are used in a manner that is not intended to nor reasonably expected to harm or disparage the Company or any of its Subsidiaries.

(e)    The Company shall keep Parent informed, upon reasonable request, with respect to all material activity concerning the status of the transactions contemplated by the Engagement Letter and provide to Parent with copies of the definitive documents for the transactions contemplated by the Engagement Letter and shall give Parent prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Engagement Letter or definitive document related to the transactions contemplated by the Engagement Letter of which the Company becomes aware and (ii) of the receipt by the Company of any notice or other communication from any party to the Engagement Letter with respect to any breach, default, repudiation, cancellation or termination by any party to the Engagement Letter or any definitive document related to the transactions contemplated by the Engagement Letter of any provisions of the Engagement Letter or any definitive document related to the transactions contemplated thereby. The Company shall not agree to any amendment, supplement, or modification to be made to, or any waiver of any provision or remedy under, the Engagement Letter or the definitive agreements relating to the transactions contemplated thereby without Parent’s prior written consent.
(f)    Parent shall indemnify and hold harmless the Company and the Company Related Parties from and against any and all damages suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under Section 8.11(b), Section 8.11(c), Section 8.11(d) and Section 8.11(e) and any information utilized in connection therewith; provided, however, that the foregoing shall not apply in the event of willful misconduct or gross negligence of the Company or any Company Related Party as determined in a final, non-appealable judgment by a court of competent jurisdiction. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented costs and expenses incurred by the Company or its Affiliates prior to the Closing in connection with Sections 8.11(b), Section 8.11(c), Section 8.11(d) and Section 8.11(e).

(g)    Parent shall keep the Company reasonably informed, on a reasonably current basis, of any Person (other than any such Person that has executed and delivered Equity Financing Commitments as of the date hereof) that Parent is in discussions with to invest in Parent or its Affiliates in connection with the Merger, including the identity of such Person. Parent shall keep the Company reasonably informed, on a reasonably current basis, of the status of discussions or negotiations relating to such investment.

Section 8.12    No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 8.13    Additional Matters. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and Merger Sub shall, and shall cause the Surviving Corporation to, take all such necessary action.

Section 8.14    Section 16. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC, so that the disposition of any equity securities of the Company (including derivative securities, Options, Restricted Shares, Restricted Stock Units, and Performance Stock Units) pursuant to this Agreement by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 8.15    Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with the transactions contemplated by this Agreement, including the Merger (other than any such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of Common Shares with respect to which such payment is made, which shall be borne and paid by such Person in accordance with Section 4.2(a)(vi)), shall be borne and paid by either Merger Sub or the Surviving Corporation (regardless of the Person liable for such Taxes under Applicable Law).

Section 8.16    Stockholder Litigation. Each of Parent and the Company shall notify the other promptly of the commencement of any stockholder or derivative suit, action, litigation or claim of which it has received written notice related to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall (a) give Parent the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against the Company or its Affiliates or any of their respective directors or officers relating to this Agreement, the Merger or any of the transactions contemplated by this Agreement, (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto, which comments the Company shall consider and implement in good faith and (c) keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto.

Section 8.17    Stock Exchange De-listing. The Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the

Exchange Act as promptly as practicable following the Effective Time, and the Company shall prior to the Effective Time reasonably cooperate with Parent with respect thereto.

Section 8.18    Company Name. Parent shall not change effective as of the Closing, or take any actions to change prior to the Closing, the name of the Surviving Corporation or any of its Subsidiaries that was the name of such entity immediately prior to the Closing.

ARTICLE IX

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 9.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver (to the extent permitted by Applicable Law) in writing by Parent and the Company at or prior to the Effective Time of the following conditions:

(a)    The consents, approvals, waivers, licenses, permits, franchises, certificates, registrations, variances, exemptions or authorizations of, actions or non-actions by, or filings, submissions or declarations with, FERC and the Governmental Entities set forth in Section 9.1(a) of the Company Disclosure Letter, shall have been filed, have occurred or have been obtained and shall be in full force and effect, and the expiration or early termination of any waiting period (and any extension thereof) under the HSR Act shall have occurred or been granted;

(b)    No Applicable Law, executive order, decree, ruling or preliminary or permanent injunction of any Governmental Entity having competent jurisdiction which makes illegal, prohibits, restrains or enjoins consummation of the Merger (collectively, “Restraints”) shall be in effect, unless such Restraint is vacated, terminated or withdrawn (provided that, prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts (in the manner contemplated by Section 8.5) to prevent the entry of such Restraint and to appeal as promptly as possible any judgment that may be entered); and
(c)    The Company Stockholder Approval shall have been obtained.

Section 9.2    Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver (to the extent permitted by Applicable Law) by the Company in writing at or prior to the Effective Time of the following additional conditions:
(a)    The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties) as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect;
(b)    Each of Parent and Merger Sub shall have performed or complied in all material respects with its obligations, agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Effective Time; and
(c)    Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Parent and certifying as to the satisfaction of the conditions specified in Section 9.2(a) and Section 9.2(b).
Section 9.3    Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver (to the extent permitted by Applicable Law) by Parent in writing at or prior to the Effective Time of the following additional conditions:
(a)    (i) The representations and warranties of the Company contained in Section 5.1, Section 5.3(a) and, solely with respect to the Company, Section 5.3(b), Section 5.4, Section 5.9(a) and Section 5.24 shall be true and correct (except, with respect to Section 5.3(a) and, solely with respect to the Company, Section 5.3(b), for de minimis inaccuracies) as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) each of the other representations and warranties of the Company contained in this Agreement, excluding the representations and warranties identified in the foregoing clause (i), shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;
(b)    The Company shall have performed or complied in all material respects with its obligations, agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Effective Time;
(c)    Since the date of this Agreement, no Effect shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and
(d)    The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Section 9.3(a), Section 9.3(b) and Section 9.3(c).
Section 9.4    Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated hereby, including as required by and subject to Section 8.5.

ARTICLE X

TERMINATION
Section 10.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger at the Company Stockholders’ Meeting or any adjournment or postponement thereof (except as otherwise expressly noted):
(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company, if the Merger shall not have been consummated on or before the date that is twelve (12) months after the date hereof (as such date may be extended pursuant to the terms of this Agreement or by the mutual written consent of the Company and Parent, the “Outside Date”); provided, however, if all of the conditions to Closing, other than the condition set forth in Section 9.1(a), shall have been satisfied, shall be capable of being satisfied at such time or would be capable of being satisfied at such time but for the fact that the condition set forth in Section 9.1(a) is not satisfied, the Outside Date may be extended by either the Company or Parent from time to time by written notice to the other party up to a date not beyond the date that is fifteen (15) months after the date hereof; provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement was the primary cause of the failure of the Effective Time to occur on or before such date; provided, further, that the parties agree that no party shall have any right to terminate this Agreement pursuant to this Section 10.1(b) during the pendency of a legal proceeding by any party for specific performance pursuant to Section 11.11;
(c)    by Parent, prior to receipt of the Company Stockholder Approval, if an Adverse Recommendation Change shall have occurred;
(d)    by Parent or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof;
(e)    by Parent or the Company, if any Restraint shall be in effect permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger and such Restraint is or shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 10.1(e) shall have complied with its obligations under Section 8.5 to avoid the entry of, or to effect the dissolution of, any such Restraint; and provided, further, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to a party if the issuance of such final and non-appealable Restraint was primarily attributable to the failure of such party, and in the case of Parent, including the failure of Merger Sub, to perform any of its obligations under this Agreement;

(f)    by the Company, if prior to the Closing Date there shall have been a breach or inaccuracy of any representation or warranty contained in this Agreement on the part of Parent or Merger Sub, or Parent or Merger Sub has failed to perform or comply with any of its covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 9.1 or Section 9.2 and (ii) is incapable of being cured or, if curable, is not cured by Parent or Merger Sub, as the case may be, on or before the earlier of (A) the Outside Date and (B) the date that is forty-five (45) days following the receipt by Parent of written notice from the Company of such breach, inaccuracy or failure to perform or comply; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(g)    by Parent, if prior to the Closing Date there shall have been a breach or inaccuracy of any representation or warranty contained in this Agreement on the part of the Company or the Company has failed to perform or comply with any of its covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 9.1 or Section 9.3 and (ii) is incapable of being cured or, if curable, is not cured by the Company on or before the earlier of (A) the Outside Date and (B) the date that is forty-five (45) days following the receipt by the Company of written notice from Parent of such breach, inaccuracy or failure to perform or comply; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(h)    by the Company, if, at any time prior to receipt of the Company Stockholder Approval, (i) the Company Board has received a Superior Proposal, (ii) the Company is in compliance in all material respects with Section 8.4, (iii) to the extent permitted by and effected in accordance with Section 8.4(d), the Company Board approves, and the Company concurrently with the termination of this Agreement, enters into, an Alternative Transaction Agreement with respect to such Superior Proposal and (iv) the Company pays Parent the applicable termination fee set forth in and pursuant to the terms of Section 10.3 concurrently with or prior to (and as a condition to) such termination;

(i)    by the Company, (i) if all of the conditions set forth in Section 9.1 and Section 9.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2 and (iii) the Company has delivered written confirmation to Parent that it stands ready and willing to consummate the transactions contemplated by this Agreement on such date and through the end of such three (3) Business Day period;

(j)    by Parent, within ten (10) Business Days thereof, if any Rating Event shall have occurred; and

(k)    by the Company, if Parent or its Affiliates shall have breached any of their covenants or agreements contained in Section 8.5 in any material respect, which breach is incapable of being cured or, if curable, is not cured by Parent or its Affiliates on or before the earlier of (i) the Outside Date and (ii) the date that is forty-five (45) days following the receipt by Parent of written notice from the Company of such breach; provided that Parent’s or its Affiliate’s breach of any of their covenants or agreements contained in Section 8.5 that was the basis of the Company’s termination of this Agreement pursuant to this Section 10.1(k) did not arise from the Company’s material breach of any of its covenants or agreements contained in Section 8.5.

Section 10.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, and the obligations of the parties under this Agreement shall terminate, except for the provisions of Section 5.25, Section 6.15, Section 6.16, the last sentence of Section 8.1, Section 8.6(a) (other than the last sentence thereof), Section 8.11(f), this Section 10.2, Section 10.3, Article I and Article XI and the Guaranty, and, subject to Section 10.3, there shall be no liability on the part of any party hereto; provided, however, that, subject to Section 10.3(b) and Section 10.3(c), nothing herein shall relieve any party hereto from any Losses (which the parties acknowledge and agree shall not be limited to reimbursement of Expenses, and may include the benefit of the bargain lost by a party’s equityholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement, lost combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its Willful Breach of, or fraud in connection with, any provision of this Agreement; provided, however, that, under no circumstances will the maximum aggregate liability of Parent and Merger Sub for monetary damages or other monetary remedies (including payment of the Parent Termination Fee, any Losses or other amounts payable pursuant to this sentence or any other damages related to this Agreement) in connection with this Agreement, the agreements contemplated hereby or the transactions contemplated hereby or thereby be greater than the Parent Termination Fee, and in no event shall any Company Related Party seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against Parent and Merger Sub in excess of the Parent Termination Fee. The parties hereto acknowledge and agree that nothing in this Section 10.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 11.11. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. Notwithstanding anything to the contrary set forth in this Agreement, for purposes of this Section 10.2 and the fourth sentence of Section 10.3(c), “Parent Termination Fee” shall be deemed to refer to Three Hundred and Thirty-Five Million Dollars ($335,000,000.00).

Section 10.3    Fees and Expenses.

(a)    In the event that:
(i)this Agreement is terminated by (A) Parent pursuant to Section 10.1(c) or (B) the Company pursuant to Section 10.1(h); or
(ii)(A) prior to the date of the Company Stockholders’ Meeting, an Alternative Transaction Proposal shall have been publicly made to the Company or directly to its stockholders generally and not publicly withdrawn at least three (3) Business Days prior to the Company Stockholders’ Meeting, (B) this Agreement is terminated by Parent or the Company pursuant to Section 10.1(b) (other than if failure of the Merger to be consummated on or before the Outside Date is due solely to the failure of the Debt Financing to be funded on the date the Closing should have occurred under Section 2.2 and other than if this Agreement is terminated by Parent pursuant to Section 10.1(b) (in circumstances in which the Company could terminate this Agreement pursuant to Section 10.1(f), Section 10.1(i) or Section 10.1(k)), by Parent or the Company pursuant to Section 10.1(d) or by Parent pursuant to Section 10.1(g) and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement to consummate the transactions contemplated by any Alternative Transaction Proposal; provided, that references to “twenty percent (20%)” in the definition of Alternative Transaction Proposal shall be deemed to be references to “fifty percent (50%)”;
then the Company shall pay to Parent the Company Termination Fee. Any fee due under this Section 10.3(a) shall be paid by wire transfer of immediately available funds to an account provided in writing by Parent to the Company (x) in the case of termination pursuant to clause (i)(A) above, not later than the second (2nd) Business Day following such termination, (y) in the case of termination pursuant to clause (i)(B) above, concurrently with or prior to (and as a condition to) such termination or (z) in the case of termination pursuant to clause (ii) above, not later than the second (2nd) Business Day following the applicable event referred to in clause (ii)(C) above. The “Company Termination Fee” means One Hundred and Forty-Two Million Dollars ($142,000,000.00); provided, however, that, if the Company terminates this Agreement pursuant to Section 10.1(h) to enter into an Alternative Transaction Agreement providing for a Superior Proposal with any Exempted Person prior to the Cut Off Time, then the Company Termination Fee means Sixty-Five Million Dollars ($65,000,000.00).
(b)    In the event that this Agreement is (w) terminated by the Company pursuant to Section 10.1(k), (x) terminated by the Company pursuant to Section 10.1(f) or Section 10.1(i), (y) terminated by Parent pursuant to Section 10.1(b) (in circumstances in which the Company could terminate this Agreement pursuant to Section 10.1(f), Section 10.1(i) or Section 10.1(k)) or (z) terminated by Parent pursuant to Section 10.1(j) (other than for a Rating Event arising primarily from a breach of Section 8.6(b) by the Company or any Company Subsidiary), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account provided in writing by the Company to Parent not later than the second (2nd) Business Day following such termination. The “Parent Termination Fee” means an amount equal to Three Hundred and Thirty-Five Million Dollars ($335,000,000.00); provided, however, that, if Parent terminates this Agreement pursuant to Section 10.1(j) (other than (x) for a Rating Event arising primarily from a breach of Section 8.6(b) by the Company or any Company Subsidiary or arising from a breach of Section 8.6(b) by Parent, Merger Sub or their respective Affiliates or (y) in circumstances in which the Company could terminate this Agreement pursuant to Section 10.1(f), Section 10.1(i) or Section 10.1(k)), then the Parent Termination Fee means One Hundred Million Dollars ($100,000,000.00).

(c)    Each of the Company and Parent acknowledges that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement. Each of the parties hereto acknowledges that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Accordingly, in the event that the Company shall fail to pay the Company Termination Fee when due or Parent shall fail to pay the Parent Termination Fee when due, and in order to obtain such payment, the Company or Parent, as the case may be, commences a suit which results in a judgment against such other party for such fee, then the Company or Parent, as the case may be, shall pay to the other party such other party’s Expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in The Wall Street Journal, plus two percent (2%) per annum from the date such amounts were required to be paid until the date actually received by such party. Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.11, the Company’s right to receive payment of the Parent Termination Fee pursuant to Section 10.3(b) shall constitute the sole and exclusive remedy of the Company, the Company Subsidiaries and any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees (collectively, the “Company Related Parties”) against Parent, Merger Sub, Guarantor, Volt, the Identified Sponsor Investors, any other potential source of Equity Financing, the Debt Financing Sources or any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees (collectively, the “Parent Related Parties”) for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of such amount, none of Parent, Merger Sub or the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Equity Financing Commitments, the Debt Financing Commitments or the transactions contemplated thereby (except that Parent shall also be obligated to the Company under the third sentence of this Section 10.3(c) and Guarantor shall also be obligated pursuant to the terms and conditions of the Guaranty). Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.11, Parent’s right to receive payment of the Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Merger Sub and the other Parent Related Parties against the Company, the Company Subsidiaries and the Company Related Parties for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of such amount, none of the Company, the Company Subsidiaries or the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (except in the case of Willful Breach or fraud (other than in circumstances where the Company Termination Fee is payable pursuant to Section 10.3(a)(ii) as a result of such breach), subject to Section 10.2, and except that the Company shall also be obligated to Parent and Merger Sub under the third sentence of this Section 10.3(c)). For the avoidance of doubt, the Company Related Parties will not have any rights or claims, and will not seek any rights or claims, against any of the Debt Financing Sources in connection with this Agreement or the Debt Financing, and the Debt Financing Sources shall not have any liability or obligation to the Company Related Parties in connection with this Agreement or the Debt Financing; provided that, notwithstanding anything to the contrary herein, nothing herein shall affect the rights of the Surviving Corporation or its Affiliates or any Company Related Parties (determined after giving effect to the Merger) against the Debt Financing Sources or any of their respective Affiliates with respect to the Debt Financing upon consummation of, or following, the Merger.

(d)    This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities that are expressly identified as parties hereto and no Parent Related Party (other than Guarantor to the extent set forth in the Guaranty or Equity Financing Commitments) or Company Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than any payment from Guarantor to the extent set forth in the Guaranty) or any Company Related Party, as the case may be.

ARTICLE XI

MISCELLANEOUS
Section 11.1    Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for (a) those covenants and agreements set forth in this Agreement that by their terms contemplate performance in whole or in part after the Effective Time and (b) those contained in this Article XI.

Section 11.2    Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) when sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e‑mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day) or (b) when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):
(a)    If to Parent or Merger Sub, to:
c/o Energy Capital Partners III, LP
51 JFK Parkway, Suite 200
Short Hills, NJ 07078
Facsimile: (973) 671-6101
Email:     treeder@ecpartners.com
asinger@ecpartners.com
Attention: Tyler Reeder
Andy Singer
With a copy (which shall not constitute notice) to:
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Facsimile: (212) 751-4864
Email:    david.kurzweil@lw.com
adel.aslanifar@lw.com
Attention: David A. Kurzweil, Esq.
M. Adel Aslani-Far, Esq.

(b)    If to the Company, to:

Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, TX 77002
Facsimile: 713-830-8705
E-mail:    thadmiller@calpine.com
Attention: W. Thaddeus Miller, Esq.

with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Facsimile: 212-354-8113
E-mail:    mpierce@whitecase.com
cgong@whitecase.com
michael.shenberg@whitecase.com
Attention: Morton A. Pierce, Esq.
Chang-Do Gong, Esq.
Michael Shenberg, Esq.
Section 11.3    Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The specification of any dollar amount in any representation or warranty contained in Article V or Article VI is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 11.4    Entire Agreement; Assignment. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings (other than those contained in the Confidentiality Agreement, which is hereby incorporated by reference herein), both written and oral, among the parties or any of them, with respect to the subject matter hereof, including any transaction between or among the parties. This Agreement shall not be assigned by operation of law or otherwise; provided that each of Parent or Merger Sub may transfer or assign all or any other portion of its rights and obligations under this Agreement without the prior written consent of the Company to (i) any one or more of its Affiliates so long as Parent or Merger Sub, as applicable, remains jointly and severally obligated to satisfy all of its obligations under the terms of this Agreement and (ii) any one or more of its financing sources to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.4 shall be null and void ab initio.

Section 11.5    Governing Law and Venue; Waiver of Jury Trial.

(a)    This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to the conflicts of law principles thereof.

(b)    Except as set out below, each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally (i) consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), (ii) waives any objection to the laying of venue of any such litigation in the Delaware Courts and (iii) agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that (A) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (B) service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to clauses (A) or (B) of the immediately preceding sentence shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

(c)    Notwithstanding anything to the contrary contained herein, any litigation arising out of or related to the Debt Financing (including any litigation involving any Debt Financing Source) shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law principles thereof.

(d)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING WITH RESPECT TO THE DEBT FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT

SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.
Section 11.6    Expenses. Except as expressly set forth herein (including Section 8.5 and Section 10.2), whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.
Section 11.7    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
Section 11.8    Waiver. At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein (or in any document delivered pursuant hereto) and (c) subject to the requirements of Applicable Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall act as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Notwithstanding anything to the contrary contained in this Agreement, Section 11.7 (Amendment), this Section 11.8 (Waiver), Section 10.3(c) and (d) (Fees and Expenses), Section 11.5 (Governing Law and Venue; Waiver of Jury Trial) and the last sentence of Section 11.10 (Parties in Interest) (collectively, the “DFS Provisions”) may not be amended, waived or otherwise modified without the consent of the Debt Financing Sources that are party to the Debt Financing Commitments, and no other amendment, waiver or other modification to any other provision of this Agreement that has the substantive effect of amending, waiving or modifying any of the DFS Provisions in a manner materially adverse to the Debt Financing Sources shall be effective without the consent of the Debt Financing Sources that are party to the Debt Financing Commitments.

Section 11.9    Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received counterparts thereof signed and delivered (by facsimile, e-mail of a .pdf attachment or otherwise) by all of the other parties.

Section 11.10    Severability; Validity; Parties in Interest. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, illegal or unenforceable by any rule of law or public policy, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, and, to such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. Except (a) as provided in Section 8.7(e), (b) following the Effective Time, for the provisions of Article IV and (c) for the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s or Merger Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent and Merger Sub, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, each Debt Financing Source shall be an express third-party beneficiary with respect to the DFS Provisions.

Section 11.11    Enforcement of Agreement. The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached or the Merger was not consummated, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that the parties (on behalf of themselves and the third party beneficiaries of this Agreement provided in Section 11.10) shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the parties’ obligations to consummate the Merger and Parent’s obligation to pay, and the right of the stockholders of the Company to receive, the Merger Consideration) in any court of competent jurisdiction. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing or anything herein, or in the Debt Financing Commitments, the Equity Financing Commitments or the Guaranty, to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing in accordance with Article II only if (a) the conditions in Section 9.1 and Section 9.3 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time that the Company seeks specific performance in accordance with this Section 11.11, capable of being satisfied if the Closing were to occur at such time)), or the failure of which to be satisfied is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement, (b) the Closing should have occurred at such time pursuant to Section 2.2, (c) the financing provided for by the Bridge Financing Commitment (or, the Alternative Financing, as the case may be) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (d) either (i) (A) approval by the requisite Revolving Lenders of the Revolver Amendment shall have been received and (B) the Revolver Amendment shall have been executed and delivered by all parties thereto and shall be fully effective subject solely to the concurrent closing of the Merger and the payment of fees under the Revolver Amendment or (ii) the definitive documentation in respect of the Revolver Financing shall have been executed and delivered by all parties thereto and shall be fully effective subject solely to the concurrent closing of the Merger and the payment of fees under such Revolver Financing, and (e) the Company has provided written confirmation to Parent that, if specific performance is granted and the Equity Financing and the Bridge Financing are funded, it will take such actions that are within its control to cause the Closing to occur in accordance with Article II. While Parent or the Company may pursue both a grant of specific performance in accordance with this Section 11.11 and payment of either the Parent Termination Fee under Section 10.3(b) or the Company Termination Fee under Section 10.3(a), as applicable, or Losses pursuant to Section 10.2, in no event shall (i) the Company be entitled to receive both a grant of specific performance requiring consummation of the Merger and either the Parent Termination Fee under Section 10.3(b) together with any interest payable thereon in accordance with Section 10.3(c) or Losses pursuant to Section 10.2 and (ii) Parent be entitled to receive both a grant of specific performance requiring consummation of the Merger and the Company Termination Fee under Section 10.3(a) together with any interest payable thereon in accordance with Section 10.3(c) or Losses pursuant to Section 10.2.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first above written.

VOLT PARENT, LP

By:    Volt Parent GP, LLC
its general partner

By:    Energy Capital Partners III, LLC,
its managing member

By:    ECP ControlCo, LLC,
its managing member

By: /s/ Tyler Reeder
Name:    Tyler Reeder
Title:    Managing Member

VOLT MERGER SUB, INC.

By: /s/ Tyler Reeder
Name:    Tyler Reeder

Title:	President and Chief Executive Officer

Signature page to Agreement and Plan of Merger

CALPINE CORPORATION

By: /s/ W. Thaddeus Miller
Name:    W. Thaddeus Miller
Title:    Chief Legal Officer & Secretary

Signature page to Agreement and Plan of Merger

EXHIBIT A

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CALPINE CORPORATION

Calpine Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”), does hereby certify:
FIRST:        The name of the Corporation is Calpine Corporation.
SECOND:    The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
FOURTH:    The total number of shares of stock which the Corporation shall have the authority to issue is 1,400,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”).
FIFTH:    The rights, preferences, privileges and restrictions granted or imposed upon the Common Stock are as follows:
1.Dividends. The holders of the Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the Corporation (the “Board of Directors”) out of funds legally available therefore and to receive other distributions from the Corporation, including distribution of contributed capital, when and as declared by the Board of Directors. Any dividends declared by the Board of Directors to the holders of the then outstanding Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.
2.Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata, in accordance with the number of shares of Common Stock held by each such holder.
3.Voting. Each holder of Common Stock shall have full voting rights and powers equal to the voting rights and powers of each other holder of Common Stock and shall be entitled to cast one (1) vote for each share of Common Stock held by such holder. Each holder of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation (the “Bylaws”) (as in effect at the time in question) and applicable law, on all matters put to a vote of the stockholders of the Corporation.

A - 1

4.Preemptive Rights. The holders of shares of the Corporation of any class, now or hereafter authorized, may have the preemptive right to subscribe for, purchase or receive any share of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time or from time to time be issued, sold or offered for sale by the Corporation as such right may be set forth in the Bylaws or a written agreement among the Corporation and any such holder.
SIXTH:    In furtherance and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation subject to any limitations contained therein.
SEVENTH:    No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for the breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is prohibited by the DGCL as it presently exists or may hereafter be amended.  Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, modification or repeal.
EIGHTH:     Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.
NINTH:     The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL. All rights conferred upon stockholders herein are granted subject to this reservation.
TENTH:     To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, by vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by the DGCL and applicable decisional law, with respect to actions for breach of duty to the Corporation, its stockholders, and others.

A - 2